As filed with the Securities and Exchange Commission on March 28, 2000
                                                        Registration 333-_______
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    --------
                                    Form SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               SIMTEK CORPORATION
             (Exact name of registrant as specified in its charter)

         Colorado                                               84-1057605
(State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                            Identification No.)


                     1465 Kelly Johnson Boulevard, Suite 301
                        Colorado Springs, Colorado 80920
                                 (719) 531-9444

               (Address, including zip code, and telephone number,
              including area code, of Principal Executive Offices)

                                   ----------

                               Douglas M. Mitchell
     Chief Executive Officer, President and Chief Financial Officer (acting)
                               Simtek Corporation
                     1465 Kelly Johnson Boulevard, Suite 301
                           Colorado Springs, CO 80920

                                 (719) 531-9444
                (Name, address, including zip code and telephone
               number, including area code, of agent for service)

                                   Copies to:
                              Garth B. Jensen, Esq.
                            Holme Roberts & Owen LLP
                            1700 Lincoln, Suite 4100
                                Denver, CO 80203
                                 (303) 861-7000

     Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement.

                                  -------------

     If this From is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

                                -----------------


                                          CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
|                                             |                    |   Proposed     |     Proposed     |                |
|                                             |                    |    maximum     |      maximum     |                |
|                                             |                    |   offering     |     aggregate    |     Amount of  |
|   Title of each class of securities to be   |   Amount to be     |     price      |     offering     |   registration |
|                 registered                  |    registered      |   per share    |       price      |        fee     |
|---------------------------------------------|--------------------|----------------|------------------|----------------|
|                                             |                    |                |                  |                |
|Common Stock, (par value $.01 per share)     |    3,547,385       |   $1.9062(1)   |    $6,762,025    |    $1,785.17   |
|---------------------------------------------|--------------------|----------------|------------------|----------------|
|                                             |                    |                |                  |                |
|Common Stock, (par value $.01 per share)     |      551,964(2)    |   $0.2358(3)   |    $  130,153    |    $34.36      |
|---------------------------------------------|--------------------|----------------|------------------|----------------|


(1) Based on the closing price of Common Stock on March 23, 2000 in the over the counter market.

(2)  Shares issuable upon conversion of note payable.

(3)  Conversion rate of note payable.


                        ---------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The following language appears on the left side of the cover page:

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.







                   SUBJECT TO COMPLETION, DATED March 24, 2000

PROSPECTUS
                                4,099,349 Shares

                               SIMTEK CORPORATION

                                  Common Stock

                                   ----------

     This prospectus is being used to register 4,099,349 shares of Simtek Corporation's Common Stock:

o    3,547,385 shares being offered by one of our shareholders, and

o    551,964 shares issuable upon conversion of a note payable.

     Our common stock is traded on the OTC Bulletin Board under the symbol "SRAM." On March 23, 2000, the closing sale price of our common stock was $1.9062 per share.

                                 ---------------

SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR STOCK.

                                 --------------

     Neither the Securities and Exchange Commission Nor Any Other Regulatory Body Has Approved or Disapproved of These Securities or Passed upon the Adequacy or Accuracy of this Prospectus. Any Representation to the Contrary Is a Criminal Offense.




              The date of this Prospectus is _______________, 2000.

                              AVAILABLE INFORMATION

         We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, we file reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect our reports, proxy statements and other information without charge at the public reference facilities of the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You may also obtain copies there at the prescribed rates. You may obtain information on the operation of the Commission's public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     We have filed with the Commission, a registration statement on Form SB-2 under the Securities Act of 1933, as amended (the"Securities Act"), with respect to the common stock we are offering (the "registration statement"). This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and the common stock offered, you should refer to the registration statement, including the exhibits and schedules thereto, which may be inspected at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission at the addresses set forth above.


                              --------------------

                                TABLE OF CONTENTS

Prospectus Summary...........................................................  3
Risk Factors.................................................................  4
Use of Proceeds..............................................................  8
Capitalization...............................................................  8
Market for our Common Stock and Related Secondary Holder Matters.............  9
Selected Financial Data...................................................... 10
Management's Discussion and Analysis of Financial Condition and
   Results of Operations..................................................... 11
Business..................................................................... 15
Management................................................................... 23
Security Ownership........................................................... 26
Selling Shareholder.......................................................... 28
Certain relationships and Related Transactions............................... 28
Description of Securities.................................................... 28
Plan of Distribution......................................................... 28
Legal Matters................................................................ 29
Experts  .................................................................... 29
Index of Financial Statements................................................F-1

                               PROSPECTUS SUMMARY

INFORMATION ABOUT US AND OUR BUSINESS

     We design, develop, produce and market high performance nonvolatile semiconductor memories. Nonvolatility prevents loss of programs and data when electrical power is removed. Our nonvolatile memory products feature fast data access and programming speeds and electrical reprogramming capabilities. Our products are targeted for use in commercial electronic equipment markets. These markets are industrial control systems, office automation, medical instrumentation, telecommunication systems, cable television, and numerous military systems, including communications, radar, sonar and smart weapons.

     Our  principal  executive  office is located at 1465 Kelly  Johnson  Blvd.,
Suite  301,   Colorado   Springs,   Colorado  80920.  Our  telephone  number  is
719-531-9444.

THE SHARES

     We are registering:

     o    3,547,385 shares being held by one of our shareholders, and

     o 551,964 shares that will be issued upon conversion of a convertible note payable in the amount of $130,153.

     We will not receive any of the proceeds of the shares being sold by our shareholder.

                                  RISK FACTORS

     YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS BEFORE PURCHASING SHARES OF COMMON STOCK.

WE HAVE LIMITED CAPITAL FOR OPERATIONS AND MAY NEED TO RAISE MORE MONEY TO CONTINUE OPERATING OUR BUSINESS

     To date, we have required significant capital for product development, manufacturing and marketing. From the time we started business through December 31, 1999, we have raised approximately $32.1 million of gross proceeds from the sale of our convertible debt and equity securities. During the same period, we earned approximately $10.1 million of gross revenue from the sale of product and technology licenses, approximately $32.3 million from net product sales and $600,000 in royalty income.

     We believe that if we are able to increase our product sales substantially and with positive gross margins, our cash requirements for producing and marketing our existing four product families will be satisfied. We are not sure, however, whether this increase in product sales or positive gross margins will occur. We may need more capital in the next year to develop new products. We are not sure that we will be able to raise more capital. If we cannot, then we may not be able to develop and market new products.

WE HAVE MADE OPERATING LOSSES IN THE PAST AND MAY MAKE OPERATING LOSSES IN THE FUTURE

     We began business in 1987. Through December 31, 1999, we had accumulated losses of approximately $28.0 million. We realized net income for the first time for the year ended December 31, 1997 and have continued to realize net income through December 31, 1999. We may not, however, be able to realize income from our operations in future years. Our ability to realize income will depend on many factors, some of which we cannot control. These factors include market acceptance of our products and the prices that we are able to charge, our ability to reduce our costs on products sold to the commercial and military markets and our subcontractors' ability to manufacture our products to our specifications cost effectively.

BECAUSE OUR COMMON STOCK IS LISTED ONLY ON THE OTC ELECTRONIC BULLETIN BOARD IT MAY BE MORE DIFFICULT TO SELL OUR COMMON STOCK

     Our common stock is listed on the OTC Electronic Bulletin Board under the symbol SRAM. Our common stock was listed on the NASDAQ Small-Cap Market until July 18, 1995 but because we no longer met NASDAQ's listing requirements, we transferred to the OTC Electronic Bulletin Board. We may not be able to meet the requirements for relisting our common stock on NASDAQ in the near future.

     Securities that are not listed on the NASDAQ Small-Cap Market are subject to a Securities and Exchange Commission rule that imposes special requirements on broker-dealers who sell those securities to persons other than their established customers and accredited investors. The broker-dealer must determine that the security is suitable for the purchaser and must obtain the purchaser's written consent prior to the sale. These requirements may make it difficult for broker-dealers to sell our securities. This may also make it more difficult for our security holders to sell their securities and may affect our ability to raise more capital.

OUR BOARD OF DIRECTORS HAS THE AUTHORITY TO ISSUE PREFERRED STOCK

     Our Board of Directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to establish the voting powers, preferences and other rights and qualifications thereof, without any further vote or action by the shareholders. The issuance of preferred stock by our Board of Directors could affect the rights of the holders of our common stock and could potentially be used to discourage attempts by others to obtain the control of us through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. Our Board of Directors has no specific intention in issuing shares of preferred stock, but given our present capital requirements, it is possible that we may need to raise capital through the sale of preferred stock in the future.

THE RISKS INVOLVED IN MANUFACTURING SEMICONDUCTORS MAY AFFECT OUR NET INCOME

     The manufacturing of semiconductors is very complex and our success in manufacturing semiconductors depends on many factors that we are unable to control. For example, successful manufacturing is affected by the level of contaminates in the manufacturing environment, impurities in the materials used and the performance of our equipment. These factors could reduce the number of semiconductors that we are able to make in a production run, which would increase our manufacturing costs. In order for us to be profitable, we must keep our manufacturing costs down. We have been able to keep our overall costs down through a number of methods including reducing the size of our chips, increasing the number of chips per wafer, reducing our packaging costs and eliminating defects in the manufacturing process. These measures may not work all the time, however, and we are not sure that our existing cost saving methods will be enough to enable us to continue generating profits.

     It takes approximately three months for us to manufacture our semiconductors. Any delays in receiving silicon wafers will delay our ability to deliver our products to customers. This would delay sales revenue and could cause our customers to cancel existing orders or not place future orders. In addition, if we are not able to make all of our planned semiconductors in a production run this could delay delivery of our products. If our semiconductors have technical problems, we could be required to write off inventory or grant warranty replacements. These delays or technical problems could occur at any time and would affect our net income.

WE DEPEND GREATLY ON SUBCONTRACTORS AND THEIR POOR PERFORMANCE COULD HURT OUR OPERATIONS

     We have hired independent subcontractors to make our silicon wafers and to assemble and test our products. Our operating results depend on our subcontractors' ability to supply us with silicon wafers that meet our specifications and to assemble and test enough of our products to meet our customer's needs, all at reasonable costs.

     In September 1995, we entered into an agreement with ZMD that allowed us to purchase finished 0.8 micron units from ZMD's foundry. We purchased these units from ZMD's foundry through the first half of 1998 and then transferred all of our manufacturing over to products built from the wafers purchased from Chartered Semiconductor Manufacturing Plc. of Singapore ("Chartered"). Sales of the products purchased from ZMD accounted for approximately 4% and approximately 50% of our revenue for the years ended December 31, 1999 and December 31, 1998, respectively.

     Currently, we depend on Chartered to manufacture all of our silicon wafers. If Chartered is unable to meet our silicon wafer needs on time and at a price that we find acceptable, we would have to find another wafer manufacturer. If we cannot find another supplier, manufacturer and assembler on acceptable terms, we may not be profitable. In addition, our subcontractors must be audited and recertified by us on a regular basis for us to continue to produce military-qualified products. There is no assurance that we will be able to complete this recertification successfully.

     Our current manufacturing agreement with Chartered has expired. Under our old agreement, we had the right to purchase up to 600 six-inch silicon wafers per month from Chartered's facility in Singapore. If we are unable to renew our agreement with Chartered or the limit on wafers that we can purchase is not increased, we may be limited in the number of semiconductors that we can sell. Approximately 96% and approximately 50% of our product sales were based on wafers purchased from Chartered for the years ended December 31, 1999 and December 31, 1998, respectively.

WE DEPEND ON OTHERS FOR SALES AND DISTRIBUTION AND MOST OF OUR SALES ARE TO A LIMITED NUMBER OF CUSTOMERS AND DISTRIBUTORS

     We use independent sales representatives and distributors to sell the majority of our products. The agreements with these sales representatives and distributors can be terminated without cause by either party with only 30 to 90 days written notice. If one or more of our sales representatives or distributors terminates our relationship, we may not be able to find replacement sales representatives and distributors on acceptable terms. This would affect our profitability. In addition, during 1999, approximately 56% of our product sales were to three distributors. We are not sure that we will be able to maintain our relationship with these distributors.

WE MAY NOT REALIZE ANY NEW LICENSE REVENUES

     We have received substantially all of the revenue to which we are entitled under our existing license agreements and we have not sold any new licenses. We are not sure whether we will be able to sell any more product or technology licenses in the future.

DELAYS IN OR FAILURE OF PRODUCT QUALIFICATION MAY HARM OUR BUSINESS

     Prior to selling a product, we must establish that it meets certain performance and reliability standards. As part of this testing process, known as product qualification, representative samples of products are subjected to a variety of tests to ensure that performance in accordance with commercial, industrial and military specifications. Delays or failure by us to accomplish product qualification for our future products will have an adverse effect on us. Even with successful initial product qualifications, we cannot be certain that we will be able to maintain product qualification or achieve sufficient sales to meet our operating requirements.

OUR SUCCESS DEPENDS ON OUR ABILITY TO INTRODUCE NEW PRODUCTS

     Our success depends in part upon our ability to expand our existing product families and to develop and market new products. The development of new semiconductor designs and technologies typically requires substantial costs for research and development. Even if we are able to develop new products, the success of each new product depends on several factors including whether we selected the proper product and our ability to introduce it at the right time, whether the product is able to achieve acceptable production yields and whether the market accepts the new product. We are not certain whether we will be successful in developing new products or whether any products that we do develop will satisfy the above factors.

THE SEMICONDUCTOR INDUSTRY CHANGES VERY RAPIDLY AND OUR BUSINESS WOULD BE HARMED IF WE CANNOT KEEP UP WITH THESE CHANGES

     The semiconductor industry is characterized by rapid changes in technology and product obsolescence, volatile market patterns, price erosion, product oversupply, occasional shortages of materials, variations in manufacturing efficiencies and significant costs associated with capital equipment and product development. We cannot be certain that the technology we currently use will not be made obsolete by other competing memory technologies. Any one or more of these factors could have a material effect on our financial results.

THERE IS INTENSE COMPETITION IN THE SEMICONDUCTOR INDUSTRY

     There is intense competition in the semiconductor industry. We experience competition from a number of domestic and foreign companies, most of which have significantly greater financial, technical, manufacturing and marketing resources than we have. Our competitors include major corporations with worldwide wafer fabrication and circuit production facilities and diverse, established product lines. We also compete with emerging companies attempting to obtain a share of the market for our product families. If any of our new products achieve market acceptance, other companies may sell competitive products at prices below ours. This would have an adverse effect on our operating results. We have sold product and technology licenses to Plessey, Nippon Steel and ZMD. At this time Plessey and Nippon Steel have not began producing our products. ZMD has entered the market, however, and may become one of our significant competitors.

THE LOSS OF KEY EMPLOYEES COULD MATERIALLY AFFECT OUR FINANCIAL RESULTS

     Our success depends in large part on our ability to attract and retain qualified technical and management personnel. The competition for these personnel is intense. If we lose any of our key personnel, this could have a material adverse affect on our ability to conduct our business and on our financial results.

WE DEPEND ON PATENTS TO PROTECT OUR INTELLECTUAL PROPERTY

     We have been issued seven U.S. patents relating to certain aspects of our current products and we have two applications pending. We have also applied for international patents on our technology. We plan to continue to protect our intellectual property. We are not sure that any of the patents for which we have applied will issue or if issued, will provide us with meaningful protection from competition. We may also not have the money required to maintain or enforce our patent rights. Notwithstanding our patents, other companies may obtain patents similar to or relating to our patents. We have not determined whether our products are free from patent infringement.

OUR PRODUCTS AND TECHNOLOGY MAY INFRINGE ON OTHER PATENTS

     In the past, we have been notified by two companies that some of our products and technologies may be related to patents owned by them and a third party has notified us that our products or technologies may infringe on two patents owned by that party. At the time we received the notices, we retained legal counsel to evaluate three patents identified in the notices but we have not yet determined whether our products infringe on the third party patents. We have not received any recent correspondence about these claims but we are not sure whether any further action will be taken or that new claims will not be asserted. If infringement claims are asserted against us and are upheld, we will try to modify our products so they are non-infringing. If we are unable to do so, we will have to obtain a license to sell those products or stop selling the products for which the claims are asserted. We may not be able to obtain the required licenses. Any successful infringement claim against us or if we fail to obtain any required license or are required to stop selling any of our products would have a material adverse effect on our financial results.

     In 1998, we received notice of a claim for an unspecified amount from a foundation that owns approximately 180 patents and 70 pending applications. The foundation claims that certain machines and processes used in the building of our semiconductor devices infringe on the foundation's patents. In April 1999, we reached an agreement with the foundation for us to purchase a nonexclusive license of the foundation's patents.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

     We have never paid cash dividends on our common stock. We do not expect to pay dividends in the foreseeable future. We will use any earnings to finance growth. You should not expect to receive dividends on your shares of common stock.

FOREIGN CURRENCY EXCHANGE RATE FLUCTUATIONS MAY CAUSE FINANCIAL LOSSES

     Changes in foreign currency exchange rates can reduce our revenues and increase our costs. Under our purchase agreement with Chartered, we buy silicon wafers in US dollars but the agreement permits a price adjustment if the six month rolling average exchange rate changes by more than 5% from the starting point. In addition, over 53% of our sales are outside of the United States. Therefore, any large exchange rate fluctuation could increase our costs and thus decrease our revenues. We do not try to reduce our exposure to these exchange rate risks by using hedging transactions.

                                 USE OF PROCEEDS

     We will receive no proceeds from the sale of shares by our shareholder.

     551,964 of the shares being registered are shares to be issued upon conversion of a payable to ZMD. The note does not bear interest.


                                 CAPITALIZATION

     The following table shows our capitalization at December 31, 1999 and as adjusted to reflect:

     o the conversion of the $130,153 note payable into 551,964 shares of common stock at the conversion price of $0.2358 per share, following effectiveness of this registration statement;

     o the conversion of $1,500,000 of debentures into 7,692,308 shares of common stock at the conversion price of $0.195 per share, after December 31, 1999; and

     o the exercise of stock options by our employees to acquire 1,270,986 shares of common stock, between December 31, 1999 and the date of March 23, 2000.


                                                                                            December 31, 1999
                                                                                     ---------------------------------
                                                                                        Actual            As Adjusted
                                                                                     ------------        -------------
Preferred stock, $1.00 par value, 2,000,000 shares authorized, none issued
and outstanding                                                                                 0                    0

Common stock, $0.01 par value, 80,000,000 shares authorized, shares
issued and outstanding 28,955,226 actual; 37,918,520 as adjusted                          289,552              379,185

Additional paid in capital                                                             29,793,041           31,405,402

Accumulated deficit                                                                  (28,083,851)         (28,083,851)

Shareholders' equity                                                                    1,998,742            3,700,736

         MARKET FOR OUR COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

     Our common stock is listed on the OTC Electronic Bulletin Board under the symbol SRAM. Securities not included in the NASDAQ Small-CAP Market are covered by the Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities, which will have an adverse effect on the ability of our security holders to sell their securities and the possibility of our ability to raise additional capital.

     Shown below is the closing high bid and the closing low offer as reported by the OTC Electronic Bulletin Board on the last day of the quarter.

                                                              Common Stock
                                                              ------------
                                                         High Bid     Low Offer
                                                         --------     ---------

     1998
First Quarter.......................................         .39          .41
Second Quarter......................................         .32          .36
Third Quarter.......................................         .22          .23
Fourth Quarter......................................         .15          .16

     1999
First Quarter.......................................         .19          .18
Second Quarter......................................         .22          .21
Third Quarter.......................................         .15         .135
Fourth Quarter......................................        .275         .261

     As of December 31, 1999, there were 358 shareholders of record, not including shareholders who beneficially own common stock held in nominee or "street name."

     We have not paid any dividends on our common stock since inception and we do not intend to pay any in the foreseeable future.

                             SELECTED FINANCIAL DATA

     The statement of operations for the years ended December 31, 1999 and 1998 and balance sheet date as of December 31, 1999 have been derived from the financial statements that have been audited by Hein + Associates, LLP, independent auditors. This financial data should be read in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus and to "Management's Discussion and Analysis of Results of Operations and Financial Condition."


                                                                    For the Years Ended
                                                                        December 31,
                                                               ----------------------------
                                                                   1999             1998
                                                               -----------      -----------
Statement of Operations Data:
Net Sales.................................................     $ 6,992,388      $ 6,180,550
Cost of Sales.............................................       4,328,744        3,477,861
                                                               -----------      -----------
Gross Margin..............................................       2,663,644        2,702,689
Operating Expenses:
     Research and development.............................       1,272,836        1,380,649
     Sales and marketing..................................         812,065          803,868
     General and administration...........................         406,631          486,718
                                                               -----------      -----------
            Total operating expenses......................       2,491,532        2,671,235
Other income (expense), net...............................         (39,857)         131,327
                                                               -----------      -----------
Net income................................................     $   132,255      $   162,781
                                                               ===========      ===========
Net income per common share:
     Diluted..............................................     $        *       $       .01
                                                               ==========       ===========
     Basic  ..............................................     $        *       $       .01
                                                               ==========       ===========
Weighted average common shares outstanding:
     Basic  ..............................................     28,923,966       28,727,276
     Diluted..............................................     29,852,960       30,250,334

* Less than $.01 per share.

                                                                  Year Ended
                                                              December 31, 1999
                                                              -----------------
Balance Sheet Data:
Working capital.............................................     $3,199,207
Total assets................................................      5,064,384
Convertible debentures......................................      1,500,000
Shareholders' equity........................................     $1,998,742

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     GENERAL. We have designed and developed nonvolatile semiconductor products since we commenced business operations in May 1987. We have concentrated on the design and development of the 4, 16, 64 and 256 kilobit nvSRAM product families and technologies, the design of a 256 kilobit EEPROM, marketing, distribution channels, and sources of supply, including production at subcontractors.

     In September 1991, we began the sale of certain commercially qualified 64 kilobit nvSRAM products based on a 1.2 micron technology. After initial qualification of our first product in 1991, we began expanding the 64 kilobit nvSRAM product family. By the end of 1993, we had qualified the complete product family for commercial, industrial and military markets and had commenced sales of these products. During 1995, we developed our 64 kilobit nvSRAM product on a
0.8 micron technology, qualification of this product occurred in 1996. In late 1996 and into 1997, we, along with assistance from ZMD, completed the design, installation and qualification of our 256 kilobit product based on 0.8 micron technology into ZMD's wafer fab. In 1997, we installed the 256 kilobit nvSRAM product based on 0.8 micron technology in Chartered's wafer fab. Qualification of this product for use in the commercial and industrial market occurred in 1997 and qualification for use in the military market occurred in the second quarter of 1998. In the fourth quarter 1997, we qualified the 64 kilobit nvSRAM product built on 0.8 micron technology for sale in the commercial and industrial market. Sales from product built on wafers purchased from Chartered and finished units purchased from ZMD each accounted for approximately 96% and 4%, respectively, of our revenue for 1999.

     In 1999, we recorded net product sales of $6,992,388 for the year ended December 31, 1999 up from $6,180,550 recorded for the year ended December
31,1998. The increase in product sales was primarily due to demand for semiconductor memories returning to historic levels in Japan and other areas of the Far East. We did see a decrease in selling prices and an increase in unit shipments due to many customers ordering production volumes of our nvSRAM products.

     REVIEW OF 1999 OPERATIONS. Total product sales for 1999 were $6,992,338 which was less than we anticipated based on our customer forecasts. The shortage was primarily due to a delay in large volume production orders being placed early in the year as we had expected. Also, we did not see product demand return to normal levels in Japan and other areas of the Far East until the second quarter of 1999 and the level of sales to our high-end industrial and military markets did not remain consistent with 1998. Sales of our 4 kilobit and 16 kilobit products increased in 1999 by approximately 25% over 1998. This increase was due to a large existing customer ordering production volumes and a competitor of ours ceasing the manufacturing of certain products leading their customers to begin purchasing from us. Sales of our 64 kilobit commercial products increased in 1999 by approximately 37%. This increase was due to new customers placing production volume orders and the return of volume business in Japan and the Far East. Sales of our 256 kilobit commercial products saw a 2% increase in 1999 as compared to 1998. Sales of our 64 kilobit and 256 kilobit high-end industrial and military market saw a decrease in 1999 of approximately 49% as compared to 1998. This decrease was due to a reduction of our average selling price of the 64 kilobit product and due to delays in certain government production contracts. We believe that the contracts will return to historical levels in 2000.

     With the return of production volume orders being placed for our 16 kilobit, 64 kilobit and 256 kilobit commercial products and an increase in competition, we did see a decrease in our average selling prices as compared to 1998. However, with this decrease, we saw an increase in unit shipments for 1999 as compared to 1998 of approximately 31%, 80% and 33% for our 16 kilobit, 64 kilobit, and 256 kilobit commercial products, respectively.

     Due to the decrease in high-end industrial and military sales, we had an approximate 6% decrease in our gross margins for 1999 as compared to 1998.

     In July 1999, we qualified and began shipping small volumes of our 64 kilobit and 256 kilobit AutoStorePlus ProductsTM, these parts are intended to be a direct replacement for encapsulated battery-back RAM's.

     In the third quarter of 1999, we began sampling our RTC technology which combines our nvSRAM's with a miniature capacitor-powered oscillator/counter that eliminates the need for a back-up battery when system power is lost.

     YEARS ENDED DECEMBER 31, 1999 AND 1998. Our net product sales for 1999 totaled $ 6,992,388 compared to $6,180,550 in 1998. The increase in net product sales for the year ended December 31, 1999 was due primarily to the recovery of the Far East economy, where sales of our nvSRAMs returned to their historic level as a percent of total sales. During 1999, sales of our 1.2 micron 64 kilobit and 0.8 micron 256 kilobit nvSRAM military products accounted for approximately 29% of our sales, while the 256 kilobit and 64 kilobit nvSRAM product based on 0.8 micron technology accounted for approximately 65% of sales. Sales of our 4 kilobit and 16 kilobit nvSRAM products accounted for the balance of the sales in 1999. Three distributors of our nvSRAM products accounted for approximately 56% of our net product sales for the year ended December 31, 1999.

     We had a net income of $132,256 for the year ended December 31, 1999 compared to $162,781 for the year ended December 31, 1998. We realized a positive gross margin of $2,663,644 in 1999 compared to $2,702,689 in 1998 for percentages of 38% and 44%, respectively.

     Operating expenses were approximately $180,000 less for the year ended December 31, 1999 than for the year ended December 31, 1998. Of this decrease, approximately $108,000 related to research and development, where in 1999, there was a decrease in the costs associated with yield improvement on our 64 kilobit and 256 kilobit 0.8 micron technology built at Chartered's wafer fab. There was a decrease of approximately $80,000 in administration due primarily to decreased payroll and benefit costs and a decrease in legal expenses. These decreases were partially offset by an approximate $8,000 increase in sales and marketing which was attributed to an increase in sales commissions.

     Other income for the year ended December 31, 1999 decreased from $131,327 at December 31, 1998 to an expense of $39,857. This decrease of $171,184 in other income was due primarily to a one-time reversal of an accrued expense that occurred in 1998 and an increase in interest expense for the year ended 1999. This interest increase resulted from a full year's payments on the $1,500,000 debenture sold to affiliates of Renaissance Capital Group of Dallas, Texas ("Renaissance") in June 1998.

FUTURE RESULTS OF OPERATIONS

     Our ability to maintain profitability will depend primarily on our ability to continue reducing our manufacturing costs and increase net product sales by increasing the availability of existing products, by the introduction of new products and by expanding our customer base.

     As of December 31, 1999, we had a backlog of unshipped customer orders of $1,440,000 expected to be filled by June 30, 2000. Orders are cancelable without penalty at the option of the purchaser prior to 30 days before scheduled shipment and therefore are not necessarily a measure of future product revenue.

     In 1999, we purchased all of our 0.8 micron and 1.2 micron technology wafers from a single supplier, Chartered. In 1999, Chartered notified us of their intent to discontinue production of our 1.2 micron technology. We completed a last time buy, purchasing enough wafers to support production until our 0.8 micron product technology could be qualified for military use. Approximately 96% of our sales for 1999 were from finished units produced from the 0.8 micron and 1.2 micron technology wafers. We had an agreement with Chartered to provide wafers through September 1998. Although Chartered continues to provide us wafers under this contract we do not have a current agreement signed, however, we are negotiating with Chartered to renew the contract. The remaining 4% of our sales for 1999 were from finished units purchased from ZMD in 1998. Any disruptions in our relationship with Chartered could have an adverse impact on our operating results.

         ZMD, through their license agreement with us, has the worldwide right to sell nvSRAM's developed jointly by us and ZMD. With volume production being established at ZMD using the 0.8 micron product, ZMD has begun selling such nvSRAMs. In the past year, we have seen a slight erosion of sales and selling prices due to ZMD. However, due to ZMD creating a second source for nvSRAM products, we believe that their presence may have a positive impact because many large manufacturers require two sources to purchase product from.

LIQUIDITY AND CAPITAL RESOURCES

     From inception through December 31, 1999, we have approximately $32,100,000 of gross proceeds from the sale of convertible debt and equity securities. From inception through December 31, 1999, we generated $10,085,000 of gross revenue from the sale of product and technology licenses, approximately $32,300,000 from net product sales and $600,000 in royalty income.

     Under the Cooperation Agreement entered into with ZMD in September 1995, ZMD had the right to convert all financing into shares of our common stock at a price of $0.175 per share for all monies paid in 1995 and at the average share price of the quarter the monies were paid for all monies paid in 1996. In 1996, we received $378,551 under this agreement of which $248,398 was converted into 1,353,374 shares of our common stock at a price of $.1548 and 165,000 shares of our common stock at a price of $.2358. The balance of $130,153 remains as a payable to ZMD on the balance sheet as of December 31, 1999. We and ZMD had agreed that it could not hold more than 30% of our common stock without the approval of our board of directors. As of December 31, 1999, ZMD held approximately 30% of our common stock. Because of subsequent sales by ZMD, it now holds less than 30% of our common stock and may convert the remaining balance. We are registering the conversion pursuant to this prospectus.

     On June 12, 1998, we closed a $1,500,000 financing transaction with two funds advised by Renaissance. The funding from Renaissance consisted of $1,500,000 of convertible debentures with a seven year term at a 9 percent per annum interest rate (the "Debentures").

     The Debentures are convertible into our common stock at an original price of $0.35 per share, however, the agreement allowed for a one-time adjustment of the $0.35 conversion price if we did not achieve a pre-tax income of $700,000, excluding extraordinary gains and interest related to the Debentures, for the fiscal year ended December 31, 1998. Since we did not achieve the pre-tax income of $700,000 for fiscal year ended December 31, 1998, the new conversion price was set to $0.195. The conversion price may also be converted for certain dilutive events. On February 22, 2000, March 2, 2000 and March 6, 2000, Renaissance converted all $1,500,000 of the Debentures into an aggregate of 7,692,308 shares of our common stock.

     Our cash balance at December 31, 1999 was $2,173,592.

     Our liquidity will depend on our revenue growth and our ability to sell our products at positive gross margins and control of our operating expenses.

     For the year ended December 31, 1999, cash flow provided by operations was $420,232, which is primarily due to a net income of $132,255, depreciation of $152,850, a change in reserve accounts of $90,936, an increase of accounts receivable of $230,696, and an increase in accounts payable and accrued expenses of $438,795. The increase in accounts receivable was due to a large revenue month in December 1999, from which the cash will not be received until the first quarter of 2000. The increase in accounts payable was due primarily to an increase in product demand which requires us to maintain a larger wafer and work-in-progress inventory, which is payable to our subcontractors on 30 day terms and to the purchase of software that is being paid for on a five year capital lease.

     The use of cash flows in investing activities was due to purchases of equipment related to the testing of our 64 kilobit and 256 kilobit products built on 0.8 micron technology from wafers purchased from Chartered and from the purchase of a restricted certificate of deposit. The $116,812 of equipment purchased consisted primarily of test fixtures and burn-in boards to support products manufactured at Chartered. A $300,000 certificate of deposit was established as collateral for a $300,000 letter of credit that is required by one of our suppliers in the event that we default on payments.

         For the year ended December 31, 1998, cash flow used in operations was $476,250, which is primarily attributable to a decrease in accounts payable, accrued expenses and a reversal of accrued expenses totaling $666,518, an increase in inventory of $268,590 which was offset with a net income of $162,781, depreciation and amortization of $137,107 and an increase in accounts receivable of $181,387. The large decrease in accounts payable and accrued expenses was due to us paying ZMD for past due invoices after a price dispute was settled between us and ZMD in the first quarter of 1998. The increase in inventory is due to us switching from purchasing finished units from ZMD to producing finished units from wafers purchased from Chartered. This change in procurement requires us to maintain a larger wafer and work-in-progress inventory along with a finished goods inventory. The use of cash flows in investing activities was due to purchases of equipment related to the testing of our 64 kilobit and 256 kilobit products built on 0.8 micron technology from wafers purchased from Chartered and from the purchase of a restricted certificate of deposit. The $180,400 of equipment purchased consisted primarily of test fixtures and burn-in boards to support products manufactured at Chartered. A $100,000 certificate of deposit was established to secure a $250,000 line of credit. Cash flow from financing activities is primarily due to the $1,500,000 financing transaction that we closed in June 1998.

ACCOUNTING STATEMENTS

     In 1998,  Statement of Financial  Accounting  Standards 133, Accounting for
Derivative Instruments and Hedging Activities was issued. Statement 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments as fair value. This statement is effective for the Company's financial statements for the year ended December 31, 2001 and the adoption of this standard is not expected to have a material effect on the Company's financial statements.

YEAR 2000

     The  information   provided  below   constitutes  a  "Year  2000  Readiness
Disclosure" for purposes of the Year 2000 Information and Readiness Disclosure Act.

     The Year 2000 ("Y2K") problem arises from the use of a two-digit field to identify years in computer programs, e.g., 85=1985, and the assumption of a single century, the 1900s. Any program so created may read or attempt to read, "00" as the year 1900. There are two other related issues which could also, lead to incorrect calculations or failure, such as (i) some systems' programming assigns special meaning to certain dates, such as 9/9/99 and (ii) the year 2000 is a leap year. Accordingly, some computer hardware and software including programs embedded within machinery and parts needed to be modified prior to the year 2000 in order to remain functional. To address the issue, we created an internal task force to assess our state of readiness for possible "Year 2000" issues and take the necessary actions to ensure Year 2000 compliance. The task force evaluated our internal business systems, production equipment, software and other components which affect our products, and our vulnerability to possible "Year 2000" exposures due to suppliers' and other third parties' lack of preparedness for the year 2000.

     We have experienced no major difficulties to date, however, we may not know if there are other problems for several months into the year 2000.

INFLATION

     The impact of inflation on our business has not been material.

                                    BUSINESS

GENERAL

     Simtek Corporation designs, develops, produces and markets high performance nonvolatile semiconductor memories. Nonvolatility prevents loss of programs and data when electrical power is removed. Our nonvolatile memory products feature fast data access and programming speeds and electrical reprogramming capabilities. Our products are targeted for use in commercial electronic equipment markets such as industrial control systems, office automation, medical instrumentation, telecommunication systems, cable television, and numerous military systems, including communications, radar, sonar and smart weapons.

     We are in production of our first four families of products, 256 kilobit, 64 kilobit, 16 kilobit and 4 kilobit nonvolatile static random access memories ("nvSRAMs"). Our 256 kilobit nvSRAM was qualified in 1997 for sales into the commercial and industrial markets and in 1998 for shipment into the military market. Our 64 kilobit nvSRAMs meet or exceed the requirements for sales into commercial, industrial and military markets. Our 16 kilobit and 4 kilobit nvSRAMs have been qualified for sales into commercial and industrial markets. Our nvSRAMs are physically smaller and require less maintenance than SRAM devices that achieve nonvolatility through the use of internal batteries and are more convenient to use than SRAM devices that achieve nonvolatility by being combined with additional chips.

INDUSTRY AND PRODUCT BACKGROUND

     The semiconductor memory market is very large and highly differentiated. The market covers a wide range of product densities, speeds, features and prices. The ideal memory would have (1) high bit density per chip to minimize the number of chips required in a system; (2) fast data read and write speeds to allow a system's microprocessor to access data without having to wait; (3) the ability to read and modify data an unlimited number of times; (4) the ability to retain its data indefinitely when power is interrupted (i.e. nonvolatility); (5) availability in a variety of package types for modern assembly techniques; and
(6) the ability to be tested completely by the manufacturer to ensure the highest quality and reliability. Although customers would like to have memory components with all of these attributes it currently is not technically feasible. Therefore, the memory market is segmented with different products combining different mixes of these attributes.

     Semiconductor memories can be divided into two main categories, volatile and nonvolatile. Volatile memories generally offer high densities and fast data access and programming speeds, but lose data when electrical power is interrupted. Nonvolatile memories retain data in the absence of electrical power, but typically have been subject to speed and testing limitations and wear out if they are modified too many times. There are a number of common volatile and nonvolatile product types, as set forth below. The list of products under "Combinations" is limited to single packages and does not include combinations of the listed memories in separate packages, such as SRAMs in combination with EPROMs and EEPROMs.

     Volatile          Nonvolatile          Combinations
     --------          -----------          ------------
     SRAM              EEPROM               nvSRAM
     DRAM              Flash Memory         NVRAM
                       EPROM                SRAM plus lithium battery ("Batram")
                       PROM
                       ROM


     VOLATILE MEMORIES. Rewritable semiconductor memories store varying amounts of electronic charge within individual memory cells to perform the memory function. In a Dynamic Random Access Memory (DRAM), the charge must be electrically refreshed many times per second or data are lost even when power is continuously applied. In a Static Random Access Memory (SRAM), the charge need not be refreshed, but data can be retained only if power is not interrupted.

     Nonvolatile Memories. A Read Only Memory (ROM) is programmed (written) once in the later stages of the manufacturing process and cannot be reprogrammed by the user. Programmable Read Only Memory (PROM) can be programmed once by the user, while Erasable PROM (EPROM) may be reprogrammed by the user a limited number of times if the EPROM is removed from the circuit board in the equipment. Both Flash memory and Electrically Erasable PROM (EEPROM) may be reprogrammed electrically by the user without removing the memory from the equipment. However, the reprogramming time on both EEPROM and Flash memory is excessively long compared to the read time such that in most systems the microprocessor must stop for a relatively long time to rewrite the memory.

     COMBINATIONS. Many customers use a combination of volatile and nonvolatile memory functions to achieve the desired performance for their electronic systems. By using SRAMs in combination with EPROM and EEPROM chips, customers can achieve nonvolatility in their systems and still retain the high data read and write speeds associated with SRAM memories. This approach, however, is not desirable in many applications because of the size and cost disadvantages associated with using two or more chips to provide a single memory function. Also, it may take up to several seconds to transfer the data from the SRAM to the EEPROM; an excessive time at power loss. As a result, attempts have been made to combine nonvolatile and volatile memory features in a single package or silicon chip. One approach combines an SRAM with lithium batteries in a single package.

     Nonvolatile random access memories (NVRAMs) combine volatile and nonvolatile memory cells on a single chip and do not require a battery. We believe our nvSRAM represents a significant advance over existing products that combine volatility and nonvolatility on a single silicon chip. We combine an SRAM memory cell with an EEPROM memory cell to create a small nvSRAM memory cell. Our unique and patented memory cell design enables the nvSRAM to be produced at densities higher than existing NVRAMs and at a lower cost per bit. In addition to high density and nonvolatility, the nvSRAM has fast data access and program speeds and the SRAM portion of the memory can be modified an unlimited number of times without wearing out.

TECHNOLOGY

     We use an advanced  implementation  of  silicon-nitride-oxide-semiconductor
(SNOS) technology. SNOS technology stores electrical charge within an insulator, silicon nitride, and uses a thin tunnel oxide layer to separate the silicon nitride layer from the underlying silicon substrate. SNOS technology prevents tunnel oxide rupture in the memory cell from causing an immediate loss of data. Oxide rupture has been a major cause of failures in Flash and EEPROMs using floating gate technology, where charge is stored on a polysilicon conductor surrounded by insulators. To protect against these failures, many floating gate EEPROMs have required error correction circuitry and redundant memory cells. This increases product cost by requiring more silicon area. Error correction and redundancy are not required for our products to protect against tunnel oxide rupture. In addition, our product designs incorporate a special test feature which can predict data retention time for every individual memory cell based on measuring the rate of charge loss out of the silicon nitride.

     The SNOS technology coupled with our nvSRAM memory cell allows high performance nonvolatile SRAMs to be manufactured using complementary metal oxide semiconductor (CMOS) technology. The SNOS technology that we use has proven to be highly reliable, as demonstrated by our product qualification results to date.

PRODUCTS

     nvSRAMS (NONVOLATILE STATIC RANDOM ACCESS MEMORIES). Our 256 kilobit, 64 kilobit, 16 kilobit and 4 kilobit nvSRAM product families consist of nonvolatile memories that combine fast SRAM and nonvolatile EEPROM characteristics within each memory cell on a single chip of silicon. The SRAM portion of the nvSRAM is operated in the same manner as most existing SRAM products. The SRAM can be written to and read from an unlimited number of times. The EEPROM can be programmed, depending upon device type, by user control or automatically by transferring the SRAM contents into the EEPROM. The EEPROM data can be transferred back into the SRAM by user control or the data can be transferred automatically.

     Our nvSRAMs have fast data access speeds of 20, 25, 35 and 45 nanoseconds. These data access speeds correspond to those of fast SRAMs and meet the requirements of much of the fast SRAM market. The high speed characteristics of our nvSRAMs allow them to be used in applications with various high performance microprocessors and digital signal processors such as those manufactured by

Intel Corp., Texas Instruments and Motorola. Our nvSRAM can be used to replace SRAMs with lithium batteries and multiple chip solutions such as SRAM plus EEPROM or Flash Memory.

     We finalized commercial and industrial qualification of two versions of our initial 64 kilobit nvSRAM product offering in September 1991 and April 1992, respectively. We completed military qualification of our initial nvSRAM in May 1992. We began sales into the commercial market of our initial 16 kilobit nvSRAM product family in 1992. The nvSRAM product family also includes the 4 kilobit version. We completed the development and product qualification of the 64 kilobit AutoStoreTM nvSRAM in 1993. The AutoStoreTM version automatically detects power loss and transfers the data from the SRAM cells into the EEPROM cells. This device does not require instructions or intervention from the system microprocessor to notify it of the power loss. Commercial and industrial qualification of our 256 kilobit nvSRAM occurred in 1997 and military qualification of our 256 kilobit nvSRAM was completed in the second quarter of 1998.

     NEW INTRODUCTIONS: We began shipping production qualified 256 kilobit nvSRAM products in mid-1997. These products are the highest density monolithic solution on the market. We believe our 256 kilobit products will expand the market for our products.

     In October 1998, we introduced a 1 megabit module using 4 of the 256 kilobit products on a single substrate. This device is intended for use by customers requiring additional density prior to availability of the monolithic (single-chip) version.

     In July 1999, we qualified and began shipping small volumes of our 64 kilobit and 256 kilobit AutoStorePlusTM Products, these parts are intended to be a direct replacement for encapsulated battery-back RAM's.

     In the third quarter of 1999, we began sampling our Real Time Clock ("RTC") technology which combines our nvSRAMs with a miniature capacitor-powered oscillator/counter that eliminates the need for a back-up battery when system power is lost.

     PACKAGE TYPES: We currently supply our nvSRAMs in plastic and ceramic dual-in-line packages, ceramic leadless chip carriers and plastic small outline integrated circuit surface mount packages. Supplying the products in a number of different package types increases the available market for our products at a relatively low development cost.

     PRODUCT WARRANTIES. We presently provide a one-year limited warranty on our products.

     We currently offer the high performance nvSRAMs listed below:

                                          nvSRAMs Supplied

     Product        Description                           Speed               Package          Flow
-----------------------------------------------------------------------------------------------------------
STK20C04            4K (512x8) HW Store                 20,25,35,45 ns          600-P        Comm./Ind.
STK22C48            16K (2Kx8) AutoStoreTM              20,25,35,45 ns          600-P        Comm./Ind.
STK25C48            16K (2Kx8) AutoStoreTM              20,25,35,45 ns          600-P        Comm./Ind.
STK10C48            16K (2Kx8) HW Store                 20,25,35,45ns           PDIP         Comm./Ind.
                                                                                SOIC         Comm./Ind.
                                                                                600-P        Comm./Ind.
STK11C48            16K (2Kx8) SW Store                 20,25,35,45ns           PDIP         Comm./Ind.
STK10C68            64K (8Kx8) HW Store                 20,25,35,45 ns          CDIP         Comm./Ind./Mil.
                                                                                PDIP         Comm./Ind.
                                                                                SOIC         Comm./Ind.
                                                                                LCC          Comm./Ind./Mil.
STK11C68            64K (8Kx8) SW Store                 20,25,35,45 ns          CDIP         Comm./Ind./Mil.
                                                                                PDIP         Comm./Ind.
                                                                                SOIC         Comm./Ind.
                                                                                LCC          Comm./Ind./Mil.
                                                                                SOIC         Comm./Ind.
                                                                                600-P        Comm./Ind.

                                       17




STK12C68            64K (8Kx8) AutoStoreTM              20,25,35,45 ns          CDIP         Comm./Ind./Mil.
                                                                                PDIP         Comm./Ind.
                                                                                SOIC         Comm./Ind.
                                                                                LCC          Comm./Ind./Mil.
STK15C68            64K (8Kx8) AutoStoreTM              20,25,35,45 ns          600-P        Comm./Ind.
                                                                                PDIP         Comm./Ind.
                                                                                SOIC         Comm./Ind.
STK16C68            64K (8Kx8) AutoStorePlusTM          20,25,35,45 ns          PDIP         Comm./Ind.
STK11C88            256K (32Kx8) SW Store               20,25,35,45 ns          PDIP         Comm./Ind.
                                                                                SOIC         Comm./Ind.
                                                                                600-P        Comm./Ind.
STK14C88            256K (32Kx8) AutoStoreTM            20,25,35,45 ns          PDIP         Comm./Ind.
                                                                                SOIC         Comm./Ind.
                                                                                CDIP         Comm./Ind./Mil
                                                                                LCC          Comm./Ind./Mil
STK15C88            256K (32Kx8) AutoStoreTM            20,25,35,45 ns          PDIP         Comm./Ind.
                                                                                SOIC         Comm./Ind.
                                                                                600-P        Comm./Ind.
STK16C88            256K (32Kx8) AutoStorePlus TM       20,25,35,45 ns          PDIP         Comm./Ind
STK25CA8            1Mbit (128Kx8) AutoStoreTM          45,55 ns                Module       Comm./Ind.
STK1700             Real Time Clock Chipset             N/A                     SMT          Comm./Ind.
STK1743             Real Time Clock + 64K nvSRAM        25,35,45 ns             Module       Comm./Ind.
STK1744             Real Time Clock + 256K nvSRAM       25,35,45 ns             Module       Comm./Ind.

RESEARCH AND DEVELOPMENT

     Many of our research and development activities are centered around developing new products and reducing the cost of our nvSRAM products. We have reduced our costs by introducing our 0.8 micron technology. This technology reduced the size of the 64 kilobit nvSRAM chip and enabled us to develop a cost effective 256 kilobit nvSRAM. We are continuing our efforts to improve yield on the 0.8 micron technology. In order to further reduce costs, we engaged Integra Technologies in the fourth quarter 1997 for testing of our 0.8 micron products. We have a test floor used for evaluation of our technologies, product designs and product quality. The test floor is also used for production testing of silicon wafers.

     Our research and development expenditures for the years ended December 31, 1999 and 1998 were approximately $1,273,000 and $1,381,000, respectively. We intend to continue expenditures on research and development; however, the percentage of research and development expenditures is expected to decrease relative to expenditures relating to the commercial production of our existing products.

MANUFACTURING AND QUALITY CONTROL

     Our manufacturing strategy is to use subcontractors whose production capabilities meet the requirements of our product designs and technologies.

     In 1992, we entered into a manufacturing agreement with Chartered (the "Chartered Manufacturing Agreement") to provide us with silicon wafers for our products. Under the Chartered Manufacturing Agreement, Chartered has installed a manufacturing process for versions of our current and future products.

     Finished wafer procurement reverted to Chartered during 1998 as we ceased purchasing finished 0.8 micron units from ZMD. During 1999, approximately 96% of our product sales were based on wafers purchased from Chartered. All 0.8 micron products have been successfully qualified at Chartered.

     Device packaging continued at the Amkor facilities in the Philippines and South Korea. Final test for 0.8 micron products was established successfully at Integra Technologies in Wichita, Kansas.

     Our subcontractors provide quality control for the manufacture of our products. We maintain our own quality assurance personnel and testing capability to assist the subcontractors with their quality programs and to perform periodic audits of the subcontractors' facilities and finished products to ensure product integrity.

     Our quality and reliability programs were audited by several commercial and military customers during 1999 as part of routine supplier certification procedures. All such audits were completed satisfactorily. In April 1999, we were audited by Defense Supply Center, Columbus ("DSCC") for the quality of our military systems. The audit team recommended holding shipments of compliant product until a number of issues, predominately involving subcontracted test laboratories, were resolved. The issues were resolved by us and approved by DSCC and shipments of compliant military product resumed in late May 1999.

MARKETS

     Our products are targeted at fast nonvolatile SRAM markets, SRAM plus EEPROM markets and other nonvolatile memory products broadly used in commercial, industrial and military electronic systems.

     Our product families are standard products designed for many applications, in contrast to products designed for specific applications ("ASIC's", or Application Specific Integrated Circuits). Therefore, we believe that our products will address very broad markets including these applications:

     Airborne and Space Computers               Lighting
     Automotive Control & Monitoring            Medical Instruments
     Portable Telephone Modems                  Control Systems
     Portable Computers                         Currency Changers
     Postal Meters                              Data Monitoring Equipment
     Printers                                   Disk Drives
     Process Control Equipment                  Facsimile Machines
     Radar and Sonar Systems                    Gaming
     Telecommunications Systems                 GPS Navigational Systems
     Terminals                                  Guidance and Targeting Systems
     Test Equipment                             High Performance Workstations
     Utility Meters                             Laser Printers
     Vending Machines                           Mainframe Computers
     Weapon Control Systems                     CD Writers
     Security Systems                           Copiers
     Broadcast Equipment                        Cable TV Set Top Converter Boxes
     Studio Recording Equipment

We are increasing marketing and sales emphasis on office automation products such as copiers and mass storage systems as well as beginning new sales efforts in data communication applications.

SALES AND DISTRIBUTION

     Our strategy is to generate sales through the use of independent sales representative agencies and distributors. We believe this strategy provides the fastest and most cost effective way to assemble a large and professional sales force.

     We currently have three sales and marketing offices, located in Colorado Springs, Colorado, Bristol, England and Atlanta, Georgia. We have engaged 15 independent representative organizations with 36 sales offices and 30 distributor organizations with 81 sales offices. Both organizations have multiple sales offices and sales personnel covering specific territories. Through these organizations and their sales offices we are capable of serving a worldwide market.

     Independent sales representatives typically sell a limited number of noncompeting products to semiconductor users in particular geographic assigned territories. Distributors inventory and sell products from a larger number of product lines to a broader customer base. These sales channels are complementary, as representatives and distributors often work together to consummate a sale, with the representative receiving a commission from us and the distributor earning a markup on the sale of the products. We supply sales materials to the sales representatives and distributors.

     For our marketing activities, we evaluate external marketing surveys and forecasts and perform internal studies based, in part, on inputs from our independent sales representative agencies. We prepare brochures, data sheets and application notes on our products.

CUSTOMERS AND BACKLOG

     We have shipped qualified nvSRAM products to customers directly and through distributors since the September 1991 commercial product qualification; the majority of our customers are Fortune 500 companies. Approximately 36% of our net product sales during 1999 were to customers in the Pacific Rim and approximately 17% were to customers in Europe. The remaining product sales were to customers in North America.

     As of December 31, 1999, we had a backlog of unshipped customer orders of approximately $1,440,000, which is expected to be filled by June 30, 2000. Orders are cancelable without penalty at the option of the purchaser prior to 30 days before scheduled shipment and therefore are not necessarily a measure of future product revenue.

     During 1999, we continued to receive initial and scheduled production orders on our 64 kilobit product. We believe that we will continue to receive volume production orders on our 64 kilobit product and that production orders on our 256 kilobit product will continue to grow.

LICENSES

     PRODUCT AND TECHNOLOGY LICENSE SALES. We have sold product and technology licenses to Nippon Steel, Plessey and ZMD. Based on prior actions by Nippon Steel and Plessey, we don't anticipate any future activity on the licenses with Nippon Steel and Plessey.

     ZMD. In June of 1994, we signed a joint development agreement with ZMD to install the 1.2 micron products for manufacture at ZMD and to jointly develop the 0.8 micron technology at Chartered. The Agreement was modified in August of 1994 by a Letter of Intent between us to bypass the installation of 1.2 micron technology at ZMD and instead modify the 0.8 micron technology to run in the ZMD factory. ZMD has paid us all the monetary requirements under this agreement including any royalties we may receive from sales of these jointly developed products.

         CHARTERED. In September of 1992, we entered into a manufacturing agreement with Chartered. This agreement grants Chartered the right to manufacture silicon wafers containing our products solely for sale to us. Chartered also has the right to manufacture silicon wafers in connection with future technology licenses we may enter into with third parties.

         FUTURE LICENSE SALES. We intend to sell product and technology licenses on a selective basis. We will continue to seek licensing partners who can contribute to the development of the nvSRAM market and provide a meaningful level of revenue to us while not posing an undue threat in the marketplace.

COMPETITION

         Our products  compete on the basis of several  factors,  including data
access  and  programming   speeds,   density,   data   retention,   reliability,
testability, space savings, manufacturability, ease of use and price.

     Products that compete with our family of nvSRAMs fall into three categories. The first category of products that compete with our nvSRAMs are volatile and nonvolatile chips used in combination, such as fast SRAMs used with EPROMs, EEPROMs, or Flash memory. We believe that we have advantages over these applications because the nvSRAM allows data to be stored in milliseconds as compared to seconds for chips used in pairs. Our single chip solution provides a space savings and easier manufacturing. Our single chip solution generally provides increased reliability versus multiple chips. We believe it will be able to compete with many solutions requiring density up to 256 kilobits; however, in those instances where the density requirement is beyond 256 kilobits the nvSRAM does not compete. Competitors in the multiple chip category include Cypress Semiconductor Corp., Integrated Technology, Inc., Toshiba, Fujitsu, Advanced Micro Devices, Inc., Atmel and National Semiconductor Corp.

     The second category of products that compete with our nvSRAMs are products that combine SRAMs with lithium batteries in specially adapted packages. These products generally are slower in access speeds than our nvSRAMs due in part to limitations caused by life of the lithium battery when coupled with a faster SRAM. Our nvSRAMs are offered in standard, smaller, less expensive packages, and do not have the limitation on lifetime imposed on the SRAM/battery solutions by the lithium battery. Our nvSRAMs can also be used for wave soldered automatic insertion circuit board assembly since they do not have the temperature limitations of lithium batteries. However, lithium battery-backed SRAM products are available in densities of 1 megabit and greater per package. Companies currently supplying products with lithium batteries include Dallas Semiconductor Corp., ST Microelectronics and Benchmarq Microelectronics, Inc.

     The third category consists of NVRAMs that combine SRAM memory cells and EEPROM memory cells on a monolithic chip of silicon. Our current product offerings are of higher density, faster access times and we believe can be manufactured at lower costs per bit than NVRAMS. Another company that is currently supplying NVRAMs is Xicor, Inc. We believe that Xicor's highest density single chip part is 16 kilobit.

     ZMD, through their license agreement with us, has the worldwide right to sell under the ZMD label nvSRAMs developed jointly by ZMD and us. With volume production established at ZMD using the 0.8 micron product, ZMD has begun selling such nvSRAMs. This has had a positive impact for us by creating a second source, which is required by many larger companies, for our nvSRAM products. However, in 1999, we were required to reduce prices to certain markets due to the increased competition from ZMD. We believe that the competition from ZMD has not had a major impact on our revenues.

     We are aware of other semiconductor technologies for nonvolatile memory products. These technologies include ferroelectric memory and thin film magnetic memory. Ramtron, Raytheon, Symetrix, National Semiconductor and others are developing ferroelectric products. Honeywell, Inc. is developing magnetic film products.

PATENTS AND INTELLECTUAL PROPERTY

     We undertake to protect our product designs and technologies under the relevant intellectual property laws as well as by utilizing internal disclosure safeguards. Under our licensing programs, we exercise control over the use of our protected intellectual property and have not permitted our licensees to sublicense our nvSRAM products or technology.

     It is common in the semiconductor industry for companies to obtain copyright, trademark and patent protection of their intellectual property. We believe that patents are significant in our industry, and we are seeking to build a patent portfolio. We expect to enter into patent license and cross-license agreements with other companies. We have been issued seven patents in the United States on our nvSRAM memory cell and other circuit designs. These patents have terms that expire through 2008 to 2013. We have also taken steps to obtain international patents on certain of our products. We have two applications that have been allowed and intend to prepare patent applications on additional circuit designs we have developed. However, as with many companies in the semiconductor industry, it may become necessary or desirable in the future for us to obtain licenses from others relating to our products.

     We have received federal registration of the term "Novcel" a term we use to describe our technology. We have not sought federal registration of any other trademarks, including "Simtek" and "QuantumTrapTM" or our logo.

EMPLOYEES

     As of the date of this prospectus, we had 22 full-time employees and three temporary employees.

FACILITIES

     We lease approximately 9,170 square feet of space in Colorado Springs, Colorado. This space includes a product engineering test floor of approximately 2,350 square feet. Subsequent to December 31, 1999, we signed an addendum to our lease agreement that allows us to occupy approximately 1,700 additional square feet on June 1, 2000. The original lease along with its addendum expires on December 31, 2001. With this addition, we believe that our existing facilities will be adequate to meet our reasonably foreseeable needs or that, upon expiration of the current lease, alternative facilities will be available to us on acceptable terms to meet our requirements.

LEGAL PROCEEDINGS

     There were no legal proceedings against us as of the date of this prospectus.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers are as follows:

Name                                                 Age                      Position
----                                                 ---                      --------
Douglas M. Mitchell..............................    50       Director, Chief Executive Officer and President,
                                                              Chief Financial Officer (acting)

Klaus C. Wiemer..................................    62       Director

Robert H. Keeley.................................    58       Director

Harold Blomquist.................................    48       Director

John Heightley...................................    63       Director

     DOUGLAS M. MITCHELL, served as our Chief Operating Officer from July 1, 1997 until January 1, 1998 at which time he became Chief Executive Officer, President and a director. Mr. Mitchell has over 20 years of experience in the semiconductor and electronics systems industry holding various marketing and sales management positions. Prior to joining us, he was President and Chief Executive Officer of a wireless communications company, Momentum Microsystems. Prior to this Mr. Mitchell was Vice President of Marketing with SGS- Thomson Microelectronics, responsible for marketing and applications engineering of Digital Signal Processing, transputer, microcontroller and graphics products in North America. SGS-Thomson had acquired Inmos Corporation where Mr. Mitchell had been Manager, US Marketing and Sales. Mr. Mitchell has held management positions at Texas Instruments and Motorola and has been responsible for various product definition and product development. Mr. Mitchell holds a Bachelors degree in electrical engineering from the University of Texas and a Masters of Business Administration degree from National University.

     KLAUS C. WIEMER, has served as a director since May 1993. He also serves on the boards of Neomagic Corp (NMGC) of Santa Clara, CA and InterFET Corp of Garland, TX. From July 1993 to May 1994, Dr. Wiemer served as President and Chief Executive Officer of our company. Since May 1994, Dr. Wiemer has been an independent consultant. From April 1991 to April 1993, Dr. Wiemer was President and Chief Executive Officer of Chartered Semiconductor Manufacturing Pte., Ltd. in Singapore, and from July 1987 to March 1991, Dr. Wiemer was President and Chief Operating Officer of Taiwan Semiconductor Manufacturing Company. Prior to 1987, Dr. Wiemer was a consultant for the Thomas Group specializing in the area of integrated circuit manufacturing and previously worked for fifteen years with Texas Instruments. Dr. Wiemer holds a Bachelors degree in physics from Texas Western College, a Masters degree in physics from the University of Texas and a Ph.D. in physics from Virginia Polytechnic Institute.

     ROBERT H. KEELEY, has served as a director since May 1993. He is currently the El Pomar Professor of Business Finance at the University of Colorado at Colorado Springs. From 1986 until he joined the faculty at the University of Colorado at Colorado Springs in 1992, Dr. Keeley was a professor in the Department of Industrial Engineering and Engineering Management at Stanford University. Prior to joining Stanford, he was a general partner of Hill and Carmen (formerly Hill, Keeley and Kirby), a venture capital firm. Dr. Keeley holds a Bachelors degree in electrical engineering from Stanford University, an M.B.A. from Harvard University and a Ph.D. in business administration from Stanford University. Dr. Keeley is also a director of Analytical Surveys, Inc. and a number of private companies.

     HAROLD A. BLOMQUIST, was appointed as a director in May 1998. Mr. Blomquist is currently president of American Microsystems ("AMI") Japan, Ltd. in Toyko; senior managing director and board chairman of AMI GmbH in Dresden, Germany; senior vice president of AMI's worldwide sales and strategic marketing; and a member of the board of directors for both AMI and AMI's holding company, GA Tech, Inc. Before joining AMI in April 1990, Mr. Blomquist held a series of increasingly responsible positions in engineering, sales, and marketing for several semiconductor firms, including Texas Instruments, Inmos and General Semiconductor. Mr. Blomquist was granted a BSEE degree from the University of Utah and also attended the University of Houston, where he pursued a joint Juris Doctor/MBA course of study.

     JOHN HEIGHTLEY, was appointed as a director in September 1998. Mr. Heightley is currently executive vice president and chief technology officer for United Memories of Colorado Springs. From 1990 to 1996, Mr. Heightley was president and chief executive officer of Adaptive Solutions, Inc. In 1986 and 1987, he held the position of president and chief executive officer of Gigabit Logic, Inc.; in 1987 he was appointed chairman of Gigabit along with his responsibilities as president and chief executive officer. Mr. Heightley held these positions until 1990. Prior to Gigabit, Mr. Heightley served as president and chief executive officer of Ramtron Corporation from 1985 to 1986 and from 1978 to 1985 he served as a member of the board of directors, president, chief operating officer and vice president of memory products for Inmos International, plc. Mr. Heightley was granted a B.S. degree in Engineering Science from Penn State University and earned a M.S. degree in Electrical Engineering from M.I.T.

     RICHARD L. PETRITZ, founder and Chairman of the Board retired in August 1998. Dr. Petritz had a long and distinguished semiconductor career that began in 1958 at Texas Instruments before he went on to found such other semiconductor companies as Mostek and Inmos International, plc. As of the date of this filing, a replacement as Chairman of the Board has not been named.

     Subject to the requirement that the Board of Directors be classified if it consists of six or more persons, directors serve until the next annual meeting or until their successors are elected and have qualified. Officers serve at the discretion of the Board of Directors. Vacancies on the Board of Directors are filled by the existing directors. Under the agreement entered into with ZMD in 1994, ZMD has the right to appoint two members to the Board of Directors. At this time ZMD has no representation on our Board of Directors. ZMD will no longer have this appointment right following the sale of all of our common stock that it owns.

SPECIAL PROVISIONS IN ARTICLES OF INCORPORATION

     Our articles of incorporation contain a provision limiting the liability of directors to the fullest extent permitted under the Colorado Corporation Code (the "Code"). The Code allows a corporation to limit the personal liability of a director to the corporation or its shareholders for monetary damages for breaches of fiduciary duty as a director except for

o    breaches of the director's duty of loyalty,

o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,

o    certain other acts specified in the Code, and

o    transactions from which the director derived an improper benefit.

     The provisions of the Code will not impair our ability to seek injunctive relief for breaches of fiduciary duty. Such relief, however, may not always be available as a practical matter.

     Our articles of incorporation also contain a provision that requires us to indemnify, to the fullest extent permitted under the Code, directors and officers against all costs and expenses reasonably incurred in connection with the defense of any claim, action, suit or proceeding, whether civil, criminal, administrative, investigative or other, in which such person may be involved by virtue of being or having been a director, officer or employee.

EXECUTIVE COMPENSATION

     The following table sets forth certain information for each of our last three fiscal years with respect to the annual and long-term compensation of the only individual acting as the Chief Executive Officer during the fiscal year ended December 31, 1999. No other executive officers as of December 31, 1999 had combined annual salary and bonus for the fiscal year ended December 31, 1997 that exceeded $100,000.

                                              Summary Compensation Table

                                                                            Long Term Compensation
                                                                        ------------------------------
                               Annual Compensation                       Awards             Payouts
                           ---------------------------------------------------------------------------
Name                                               Other                Restricted
and                                                Annual               Stock               LTIP    All Other
Principal                                          Compen-              Award(s)  Options/ Payouts  Compen-
Position               Year  Salary($)  Bonus($)   sation($)              ($)     SARs(#)   ($)     sation($)
---------              -------------------------------------------------------------------------------------
Douglas M. Mitchell(1) 1999  $120,000     --         --                    --      30,000   --      --
Chief Executive        1998  $120,000     --         --                    --     250,000   --      --
Officer and President  1997  $60,716(2)   --         --                    --     400,000   --      --

(1) Mr. Mitchell became our Chief Executive Officer and President on January 1, 1998.

(2) Mr. Mitchell was hired in May 1997. The salary reflected was paid in his capacity as Chief Operating Officer and Executive Vice President.

OPTION GRANT TABLE

     The following table sets forth certain information with respect to options granted by us during the fiscal year ended December 31, 1999 to the individual named in the summary compensation table above.


                                             Shares                                                   Potential
                                           subject to                   Market                    Realizable Value
                                         Options/SAR's                  Price                        at Assumed
                            Shares         Granted to    Exercise        per                       Annual Rate of
                          subject to       Employees       Price       Share on                      Stock Price
                        Options/SAR's      in Fiscal        Per        Date of     Expiration     Appreciation for
Name                       Granted         % of Total      Share        Grant         Date           Option Term
---------------------- ---------------- --------------------------- --------------------------------------------------
                                                                                                   5%         10%
                                                                                               -----------------------
Douglas M. Mitchell       30,000(1)           17%          $0.17        $0.17       4/27/2006    2,076       4,838


(1) 30,000 options were granted to Mr. Mitchell in his capacity as Chief Executive Officer and President, these options vest at 1/36th per month over 3 years.

YEAR-END OPTION TABLE

     The following table sets forth as of December 31, 1999 the number of shares subject to unexercised options held by the individual named in the summary compensation table above. 6,667 options had an exercise price greater than the last sale price of our common stock underlying the options as reported by the OTC Electronic Bulletin Board on the last trading day of the fiscal year ended December 31, 1999. No options were exercised by the individual during the fiscal year ended December 31, 1999.

                           Aggregated Option/SAR Exercises in Last Fiscal Year
                                  and Fiscal Year-End Option/SAR Values


                                                                                             Value of Unexercised
                                                           Number of Unexercised                 in-the-money
                                                          Options/SARs at Fiscal                 Options/SARs
                             Shares          Value               Year-End                     at Fiscal Year-End
                           Acquired on     Realized     Exercisable    Unexercisable    Exercisable      Unexercisable
Name                      Exercise (#)        ($)           (#)             (#)             ($)               ($)
---------------------------------------- -------------------------------------------- ---------------- -----------------
Douglas M. Mitchell             -              -          484,444         195,556         $1,740            $6,090

EMPLOYMENT AGREEMENTS

     Mr. Mitchell is employed as President and Chief Executive Officer pursuant to an employment agreement with us. Under the terms of the employment agreement, Mr. Mitchell receives and annual salary of $120,000 and such additional benefits that are generally provided other employees. Mr. Mitchell's employment agreement expires June 1, 2001 but is automatically renewed for successive one-year terms unless we or Mr. Mitchell elects not to renew. If we terminate the employment of Mr. Mitchell without cause, Mr. Mitchell is entitled to continuation of his base salary and benefits, mitigated by income Mr. Mitchell may earn, for the remainder of the term of the agreement. Mr. Mitchell is subject to a noncompetition covenant for a period of one year from the date of termination.

CONFIDENTIALITY AND NONDISCLOSURE AGREEMENTS

     We generally require our employees to execute confidentiality and nondisclosure agreements upon the commencement of employment with us. The agreements generally provide that all inventions or discoveries by the employee related to our business and all confidential information developed or made known to the employee during the term of employment shall be the exclusive property of us and shall not be disclosed to third parties without the prior approval of us.

DIRECTORS' COMPENSATION

     Each director who is not also an employee receives $1,000 for each meeting of the Board, attended in person, and $500 for each meeting of a committee of the Board. Directors are also reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties to us. During the fiscal year ended December 31, 1999, 15,000 stock options were granted, at the market price on date of grant, each to Dr. Klaus Wiemer , Dr. Robert Keeley, Mr. Harold Blomquist and 40,000 stock options were granted to Mr. John Heightley.

                               SECURITY OWNERSHIP

     The first table below sets forth certain information regarding ownership of our common stock as of March 24, 2000, by each person who is known by us to beneficially own more than five percent of our common stock, by each director, by each executive officer named in the summary compensation table and by all directors and executive officers as a group. Shares issuable within sixty days upon the exercise of options are deemed outstanding for the purpose of computing the percentage ownership of persons beneficially owning such options or holding such notes but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. To the best of our knowledge, the persons listed below have sole voting and investment power with respect to the shares indicated as owned by them subject to community property laws where applicable and the information contained in the notes to the table.


                                                                                          Number of
                                                    Number of           Number of      Shares Following   Percentage
Name and Address of Beneficial Owner              Shares Owned       Shares Offered      the Offering      of Class
------------------------------------              ------------       --------------      ------------      --------
Zentrum Mikroelektronik Dresden GmbH               8,599,349(1)         3,547,385          5,051,964        22.68%
Grenzstra e 28
01109 Dresden, Germany

Douglas M. Mitchell                                  439,028(2)                                              1.14%
205 Ridge Dr.
Woodland Park, CO 80863

Klaus C. Wiemer                                      130,000(3)                                                  *
5705 Archer Court
Dallas, TX  75252

Robert H. Keeley                                     115,000(4)                                                  *
12630 Milan Road
Colorado Springs, CO  80908

Harold Blomquist                                      15,000(5)                                                  *
1630 Huntington Dr.
Pocatello, ID 83204

John D. Heightley                                     40,000(6)                                                  *
1275 Log Hollow Point
Colorado Springs, CO 80906

All officers and directors as a group                739,028(7)                                              1.91%
   (5 persons)

-------------------------------------
*    Less than one percent.

(1)  Includes 551,964 shares issuable upon conversion of a note payable to ZMD.
(2)  Represents 439,028 shares issuable upon exercise of options.
(3)  Represents 130,000 shares issuable upon exercise of options.
(4)  Includes 105,000 shares issuable upon exercise of options.
(5)  Represents 15,000 shares issuable upon exercise of options.
(6)  Represents 40,000 shares issuable upon exercise of options.
(7)  Includes 729,028 shares issuable upon exercise of stock options.




                                                    SELLING SHAREHOLDER

     The following table sets forth information about our selling shareholder:

                                                                                                               Percentage
                                                                                               Number of        of Class
                                                          Number of          Number of      Shares Following    Following
Name and Address of Selling Shareholder                 Shares Owned      Shares Offered      the Offering    the Offering
---------------------------------------                 ------------      --------------      ------------    ------------
Zentrum Mikroelektronik Dresden GmbH                      8,047,385          3,547,385        4,500,000(1)       22.68%
Grenzstra e 28
01109 Dresden, Germany

-----------------------

(1)  Includes 551,964 shares issuable upon conversion of a promissory note.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     ZMD currently owns approximately 21% of our common stock. In 1998, we purchased $1,715,867 of product from ZMD. We purchased less than $60,000 of product from ZMD in 1999.


                            DESCRIPTION OF SECURITIES

COMMON STOCK

     We are authorized to issue 80,000,000 shares of common stock, par value $0.01 per share. Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. Holders of common stock do not have preemptive rights or rights to convert their common stock into other securities. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of the common stock have the right to a ratable portion of the assets remaining after payment of liabilities.

PREFERRED STOCK

     Our Articles of Incorporation authorize 2,000,000 shares of $1.00 par value preferred stock. The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series and the designation of such series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders and may adversely affect the voting power and other rights of the holders of common stock, including the loss of voting control to others. As of the date of this prospectus, there are not shares of preferred stock outstanding.




                              PLAN OF DISTRIBUTION

     The shares offered hereby include 3,547,385 shares that are being sold by one of our shareholders and 551,964 shares issuable to the selling shareholder following conversion of a note payable to ZMD. These shares will be offered by the selling shareholder from time to time (i) on the over-the-counter market, where the common stock is traded, or elsewhere, at fixed prices which may be changed, at market prices prevailing at the time of offer and sale, at prices related to such prevailing market prices or at negotiated prices and (ii) in negotiated transactions, through the writing of options on the shares, or a combination of such methods of sale. The selling shareholder may effect such transactions by offering and selling the shares directly or to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholder and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom the selling shareholder may sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customer commissions).

     The selling shareholder and any broker-dealers who are in connection with the sale of the shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     We have advised the selling shareholder that it and any securities broker-dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus deliver requirements under the Securities Act. We have also advised the selling shareholder that in the event of a "distribution" of shares, any "affiliated purchasers," and any broker-dealer or other person who participates in such distribution may be subject to Regulation M under the Exchange Act until his or its participation in that distribution is completed. A "distribution" is defined in Rule 101 of Regulation M as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." Regulation M makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution.

                                  LEGAL MATTERS

     Holme Roberts & Owen LLP, Denver, Colorado will pass upon the validity of the common stock to be issued upon conversion of the debentures.

                                     EXPERTS

     The financial statements of Simtek Corporation as of December 31, 1999 and for the years ended December 31, 1999 and December 31, 1998 included within this Proxy Statement/Prospectus have been so included in reliance on the report of Hein + Associates LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

                                                   SIMTEK CORPORATION

                                              INDEX TO FINANCIAL STATEMENTS



                                                                                                                     PAGE
                                                                                                                     ----
Independent Auditor's Report........................................................................................  F-2

Balance Sheet - December 31, 1999...................................................................................  F-3

Statements of Operations - For the Years Ended December 31, 1999 and 1998...........................................  F-4

Statements of Changes in Shareholders' Equity - For the Years Ended December 31, 1999
         and 1998...................................................................................................  F-5

Statements of Cash Flows - For the Years Ended December 31, 1999 and 1998...........................................  F-6

Notes to Financial Statements.......................................................................................  F-7

                          INDEPENDENT AUDITOR'S REPORT




Board of Directors and Shareholders
Simtek Corporation
Colorado Springs, Colorado


We have audited the accompanying balance sheet of Simtek Corporation as of December 31, 1999 and the related statements of operations, changes in shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simtek Corporation as of December 31, 1999, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1999, in conformity with general accepted accounting principles.



/s/ Hein + Associates LLP
HEIN + ASSOCIATES LLP

Denver, Colorado
February 2, 2000


                                                   SIMTEK CORPORATION

                                                      BALANCE SHEET
                                                    DECEMBER 31, 1999


                                                         ASSETS
                                                         ------
CURRENT ASSETS:
    Cash and cash equivalents                                                                      $ 2,173,592
    Restricted certificate of deposits                                                                 400,000
    Accounts receivable - trade, net of allowance for doubtful accounts and
         return allowances of $45,271                                                                1,050,219
    Inventory                                                                                          916,692
    Prepaid expenses and other                                                                          33,802
                                                                                                   -----------
             Total current assets                                                                    4,574,305

EQUIPMENT AND FURNITURE, net                                                                           440,654

OTHER ASSETS                                                                                            49,425
                                                                                                   -----------
TOTAL ASSETS                                                                                       $ 5,064,384
                                                                                                   ===========


                                          LIABILITIES AND SHAREHOLDERS' EQUITY
                                          ------------------------------------
CURRENT LIABILITIES:
    Accounts payable                                                                               $   731,651
    Accrued expenses                                                                                   155,479
    Accrued wages                                                                                      223,012
    Accrued vacation payable                                                                            83,688
    Obligation under capital leases                                                                     51,115
    Payable to ZMD                                                                                     130,153
                                                                                                   -----------
             Total current liabilities                                                               1,375,098
                                                                                                   -----------
CONVERTIBLE DEBENTURES                                                                               1,500,000

OBLIGATIONS UNDER CAPITAL LEASES                                                                       190,544
                                                                                                   -----------
             Total liabilities                                                                       3,065,642

COMMITMENTS (Note 6)

SHAREHOLDERS' EQUITY:
    Preferred stock, $1.00 par value; 2,000,000 shares authorized, none issued                               -
    Common stock, $.01 par value; 80,000,000 shares authorized,
         28,955,226 shares issued and outstanding                                                      289,552
    Additional paid-in capital                                                                      29,793,041
    Accumulated deficit                                                                            (28,083,851)
                                                                                                   -----------
             Total shareholders' equity                                                              1,998,742
                                                                                                   -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                         $ 5,064,384
                                                                                                   ===========



                                  See accompanying notes to these financial statements.

                                                   SIMTEK CORPORATION

                                                STATEMENTS OF OPERATIONS



                                                                                        FOR THE YEARS ENDED
                                                                                            DECEMBER 31,
                                                                                   ------------------------------
                                                                                      1999                1998
                                                                                   ----------          ----------
NET SALES                                                                          $6,992,388          $6,180,550

    Cost of sales                                                                   4,328,744           3,477,861
                                                                                   ----------          ----------

GROSS MARGIN                                                                        2,663,644           2,702,689

OPERATING EXPENSES:
    Research and development costs                                                  1,272,836           1,380,649
    Sales and marketing                                                               812,065             803,868
    General and administrative                                                        406,631             486,718
                                                                                   ----------          ----------

             Total operating expenses                                               2,491,532           2,671,235
                                                                                   ----------          ----------

INCOME FROM OPERATIONS                                                                172,112              31,454
                                                                                   ----------          ----------

OTHER INCOME (EXPENSE):
    Interest income                                                                    96,942              78,587
    Other income                                                                        1,678             128,906
    Interest expense                                                                 (138,477)            (76,166)
                                                                                   ----------          ----------

             Total other income (expense)                                             (39,857)            131,327
                                                                                   ----------          ----------

NET INCOME                                                                         $  132,255          $  162,781
                                                                                   ==========          ==========

NET INCOME PER COMMON SHARE:
    Basic                                                                          $        *          $      .01
                                                                                   ==========          ==========
    Diluted                                                                        $        *          $      .01
                                                                                   ==========          ==========

WEIGHTED AVERAGE COMMON SHARE OUTSTANDING:
    Basic                                                                          28,923,966          28,727,276
                                                                                   ==========          ==========
    Diluted                                                                        29,852,960          30,250,334
                                                                                   ==========          ==========



----------------------
*Less than $.01 per share.


                                  See accompanying notes to these financial statements.



                                                      SIMTEK CORPORATION

                                         STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                        FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                       Common Stock                Additional                            Total
                                                -------------------------           Paid-in          Accumulated     Shareholders'
                                                  Shares          Amount            Capital            Deficit         Equity
                                                ----------       --------          ----------        -----------     -------------

BALANCES, January 1, 1998                       28,679,185       $286,792        $29,752,328        $(28,378,887)     $1,660,233

    Exercise of stock options                       66,041            660              8,547                   -           9,207
    Net income                                       -                  -                  -             162,781         162,781
                                                ----------       --------        -----------        ------------      ----------

BALANCES, December 31, 1998                     28,745,226        287,452         29,760,875         (28,216,106)      1,832,221

    Exercise of stock options                      210,000          2,100             32,166                   -          34,266
    Net income                                           -              -                  -             132,255         132,255
                                                ----------       --------        -----------        ------------      ----------

BALANCES, December 31, 1999                     28,955,226       $289,552        $29,793,041        $(28,083,851)     $1,998,742
                                                ==========       ========        ===========        ============      ==========















                                  See accompanying notes to these financial statements.



                                                   SIMTEK CORPORATION

                                                STATEMENTS OF CASH FLOWS
                                                                                          FOR THE YEARS ENDED
                                                                                              DECEMBER 31,
                                                                                      ----------------------------
                                                                                         1999              1998
CASH FLOWS FROM OPERATING ACTIVITIES:                                                 ----------        ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                        $  132,255        $  162,781
    Adjustments to reconcile net income to net cash from
        operating activities:
            Depreciation and amortization                                                152,850           137,107
            Reversal of accrued liability                                                      -          (110,000)
            Net change in reserve accounts                                               (90,936)          (10,394)
            Deferred financing fees                                                       11,191             6,528
            Changes in assets and liabilities:
              (Increase) decrease in:
                  Accounts receivable                                                   (230,696)          181,387
                  Inventory                                                               (7,128)         (268,590)
                  Prepaid expenses and other                                              13,901           (18,551)
              Increase (Decrease) in:
                  Accounts payable                                                       480,636          (657,208)
                  Accrued expenses                                                       (41,841)          100,690
                                                                                      ----------        ----------
        Net cash (used in) provided by operating activities                              420,232          (476,250)
                                                                                      ----------        ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of equipment and furniture                                                 (116,812)         (180,400)
    Increase in restricted cash                                                         (300,000)         (100,000)
    Payments on capital lease obligation                                                 (13,914)                -
                                                                                     -----------        ----------
        Net cash used in investing activities                                           (430,726)         (280,400)
                                                                                     -----------        ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from convertible debenture, net of deferred financing fees                        -         1,421,664
    Exercise of stock options                                                             34,266             9,207
                                                                                     -----------        ----------
        Net cash provided by financing activities                                         34,266         1,430,871
                                                                                     -----------        ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                 23,772           674,221

CASH AND CASH EQUIVALENTS, beginning of year                                           2,149,820         1,475,599
                                                                                     -----------        ----------
CASH AND CASH EQUIVALENTS, end of year                                                $2,173,592        $2,149,820
                                                                                      ==========        ==========

SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash paid for interest                                                            $  138,477        $   76,187
                                                                                      ==========        ==========
    Cash paid/refund for/of income taxes                                              $  (8,480)        $   16,245
                                                                                      =========         ==========

NONCASH INVESTING AND FINANCING TRANSACTIONS:
    Purchase of equipment through payables and capital leases                         $  255,573        $        -
                                                                                      ==========        ==========


                                  See accompanying notes to these financial statements.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

1.   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:
     ------------------------------------------------------

     NATURE OF BUSINESS OPERATIONS - Simtek Corporation (the "Company") has been involved in the design and development of nonvolatile semiconductor products  since it commenced  business  operations  in 1987.  The Company's operations have concentrated on the design and development of the 256 kilobit, 64 kilobit, and 16 kilobit nvSRAM product families and associated products and technologies as well as the development of sources of supply and distribution channels. As discussed throughout the notes to the financial statements, the Company has entered into several significant transactions with Zentrum Mikroelektronik Dresden GmbH (ZMD), a manufacturer of silicon wafers.

     CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 1999, all of the Company's cash and cash equivalents were held by a single bank, of which approximately $2,168,194 was in excess of Federally insured amounts.

     REVENUE RECOGNITION - Product sales revenue is recognized when a valid purchase order has been received and the products are shipped to customers, including distributors. Customers receive a one year product warranty and sales to distributors are subject to a limited product exchange program and product pricing protection in the event of changes in the Company's product price. The Company provides a reserve for possible product returns, price changes and warranty costs at the time the sale is recognized.

     INVENTORY - The Company records inventory using the lower of cost (first-in, first-out) or market. Inventory at December 31, 1999 includes:


          Raw materials                                        $   49,769
          Work in process                                         748,435
          Finished goods                                          244,891
                                                               ----------
                                                                1,043,095
         Less reserves                                           (126,403)
                                                               ----------
                                                               $  916,692
                                                               ==========


     DEPRECIATION - Equipment and furniture are recorded at cost. Depreciation is provided over the assets' estimated useful lives of three to seven years using the straight-line and accelerated methods. The cost and accumulated depreciation of furniture and equipment sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is included in operations. Maintenance and repairs are charged to operations as incurred and betterments are capitalized.

     RESEARCH AND DEVELOPMENT COSTS - Research and development costs are charged to operations in the period incurred.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS



     ADVERTISING - The Company incurs advertising expense in connection with the marketing of its product. Advertising costs are expensed the first time the advertising takes place. Advertising expense was $94,936 and $127,524 in 1999 and 1998, respectively.

     INCOME PER SHARE - The income per share is presented in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. SFAS No. 128 replaced the presentation of primary and fully diluted earnings (loss) per share (EPS) with a presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing the income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates. The Company's financial statements are based upon a number of estimates, including the allowance for doubtful accounts, technological obsolescence of inventories, the estimated useful lives selected for property and equipment, sales returns, warranty reserve, and the valuation allowance on the deferred tax assets. Due to the uncertainties inherent in the estimation process, it is at least reasonably possible that the estimates for these items could be further revised in the near term and such revisions could be material.

     IMPAIRMENT OF LONG-LIVED ASSETS - In the event that facts and circumstances indicate that the cost of assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

     STOCK-BASED COMPENSATION - As permitted under the SFAS No. 123, Accounting for Stock-Based Compensation, the Company accounts for its stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. As such, compensation expense is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price. Certain pro forma net income and EPS disclosures for employee stock option grants are also included in the notes to the financial statements as if the fair value method as defined in SFAS No. 123 had been applied. Transactions in equity instruments with non-employees for goods or services are accounted for by the fair value method.

     INCOME TAXES - The Company accounts for income taxes under the liability method of SFAS No. 109, whereby current and deferred tax assets and liabilities are determined based on tax rates and laws enacted as of the balance sheet date. Deferred tax expense represents the change in the deferred tax asset/liability balance. Valuation allowances are recorded for deferred tax assets that are not expected to be realized.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS



     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for the Company's financial statements for the year ended December 31, 2001 and the adoption of this standard is not expected to have a material effect on the Company's financial statements.


2.   EQUIPMENT AND FURNITURE:
     -----------------------

     Equipment and furniture at December 31, 1999 consists of the following:


          Leased software under capital leases                  $   255,573
          Research and development equipment                      1,109,417
          Computer equipment and software                           820,498
          Office furniture                                           23,982
          Other equipment                                            75,144
                                                                -----------
                                                                  2,284,614
          Less accumulated depreciation and amortization         (1,843,960)
                                                                -----------
                                                                $   440,654
                                                                ===========


     The cost of equipment and furniture acquired for research and development activities that has alternative future use is capitalized and depreciated over its estimated useful life.

     Depreciation and amortization expense of $152,850 and $137,107 was charged to operations for the years ended December 31, 1999 and 1998, respectively. Included in the amortization expense for 1999 and 1998 was $17,040 and $-0-, respectively, of amortization of capital leases. At December 31, 1999, accumulated amortization for software under capital leases was $17,040.


3.   PAYABLE TO ZMD:
     --------------

     Under the terms of a cooperation agreement with ZMD, the Company received $378,551 during 1996 from ZMD. Of the $378,551 received during 1996, $248,398 was converted into 1,518,374 shares of common stock. Because the cooperation agreement specifies that ZMD's ownership of the Company may not exceed 30% without the approval of the Company's Board of Directors, the additional $130,153 that was received from ZMD in 1996 was not converted into common stock and is recorded as a liability at December 31, 1999. Pursuant to the terms of the cooperation agreement, ZMD is allowed to have two members on the Company's Board of Directors.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS



4.   REVOLVING LINE-OF-CREDIT AND LETTER-OF-CREDIT:
     ---------------------------------------------

     As of December 31, 1999, the Company had a $350,000 revolving line-of-credit (LOC). The LOC bears interest at prime plus .75% (8.58% at December 31, 1999) and matures in March 2000. The LOC requires the Company to maintain a $100,000 certificate of deposit as collateral. The LOC is also collateralized by substantially all assets of the Company. At December 31, 1999, the Company had no balance outstanding.

     One of the Company's suppliers revised their credit terms whereby the Company is now required to have a $300,000 letter-of-credit in the event of default on payments by the Company. This letter-of-credit requires the Company to maintain a $300,000 certificate of deposit as collateral.


5.   CONVERTIBLE DEBENTURES:
     ----------------------

     During June 1998, the Company received proceeds of $1,500,000 from the issuance of convertible debentures (the "Debentures"). The Debentures are convertible into shares of common stock of the Company. After a one-time conversion price adjustment in May 1999, the debentures conversion price changed from $.35 per share to $.195 per share.

     Certain other events may trigger a downward adjustment of the Debenture conversion price, including common stock offerings whereby the common stock is sold for less than the conversion price. The Debentures mature in June 2005, however, may be redeemed earlier by the holder under certain limiting circumstances. Interest at 9% is paid monthly, with monthly principal payments of $15,000 beginning in June 2001. All outstanding principal and interest is due in June 2005. The Debentures are collateralized by substantially all the assets of the Company.


6.   COMMITMENTS AND CONTINGENCIES:
     -----------------------------

     OFFICES LEASES - The Company leases office space under a lease which expires on December 31, 2001. Monthly lease payments are approximately
     $9,000. Subsequent to year-end, the Company signed an addendum to their office lease which will provide additional office space from June 1, 2000 through December 31, 2001. Monthly lease payments will increase to approximately $11,000 starting June 1, 2000.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS



     The Company leases furniture and equipment under operating leases which expire over the next two years. Monthly lease payments, including sales tax, are approximately $18,000. Future minimum lease payments under the equipment, furniture and office leases described above, including the lease addendum signed subsequent to December 31, 1999, are approximately as follows:


                Year
                ----
                2000                                          $185,383
                2001                                           164,528
                                                              --------

                                                              $349,911
                                                              ========

     Office rent and equipment lease expense totaled $251,151 and $273,905 for the years ended December 31, 1999 and 1998, respectively.

     In addition, the Company leases research and development software under a capital lease which will expire over the next five years. At December 31, 1999, future minimum lease payments under the lease described above is approximately as follows:


               Year
               ----
               2000                                           $ 63,888
               2001                                             63,888
               2002                                             63,888
               2003                                             63,888
               2004                                             47,916
                                                              ---------

               Total net minimum lease payments                303,468

               Less amount representing interest               (61,809)
                                                              --------
               Present value of net minimum lease payments    $241,659
                                                              ========


     ACCRUED SALARY - Due to limited working capital of the Company, the Company's former CFO agreed with the Company's Board of Directors to defer his salary from April 1, 1994 through December 31, 1996. As of December 31, 1999, a total of $210,000 was accrued and unpaid.

     EMPLOYMENT AGREEMENTS - During the year ended December 31, 1998, the Company entered into an employment agreement with the Company's President and Chief Executive Officer. As of December 31, 1999, the base salary under this agreement is $120,000 per year, and expires June 1, 2001. The Company may terminate the agreement for good cause. If terminated for any other reason, the Company will pay the continuation of the base salary and benefits, mitigated by income earned by the employee, for the remainder of the term of the agreement.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS



     REVERSAL OF ACCRUED LIABILITY - In 1994 and 1995, the Company accrued a $110,000 liability for services, the value of which were disputed by the Company. During 1998, the Company reevaluated this liability and determined it was highly unlikely it would ever be paid and, therefore, recognized $110,000 of other income for the reversal of the claim.


7.   SHAREHOLDERS' EQUITY:
     --------------------

     EARNINGS PER SHARE - The following is a reconciliation of basic and diluted
     EPS:

                                                                 For the Year Ended December 31, 1999
                                                             --------------------------------------------
                                                                Income           Shares         Per Share
                                                             (Numerator)      (Denominator)      Amount
                                                             -----------      -------------     ---------
            Basic EPS -
              Income available to common shareholders          $132,255        28,923,966         $ *
              Effect of dilutive options                              -           928,994         ===
                                                               --------        ----------

            Diluted EPS -
              Income available to common shareholders=
                plus assumed conversions                       $132,255        29,852,960         $ *
                                                               ========        ==========         ===
            --------------------
            * Less than $.01 per share


                                                                 For the Year Ended December 31, 1998
                                                             --------------------------------------------
                                                                Income           Shares         Per Share
                                                             (Numerator)      (Denominator)      Amount
                                                             -----------      -------------     ---------
            Basic EPS -
              Income available to common shareholders          $162,781        28,727,276         $.01
              Effect of dilutive options                              -         1,523,058         ====
                                                               --------        ----------

            Diluted EPS -
              Income available to common shareholders
                plus assumed conversions                       $162,781        30,250,334         $.01
                                                               ========        ==========         ====


     Options to purchase 4,182,486 and 4,137,736 shares of common stock were outstanding at December 31, 1999 and 1998, respectively. Of that total, 2,844,736 and 2,559,986 had a dilutive effect on the 1999 and 1998, respectively, EPS. For purposes of calculating diluted EPS, those options resulted in 928,994 and 1,523,058 incremental shares for 1999 and 1998, respectively, determined using the treasury stock method. The remaining 1,337,750 and 1,577,750 options had an anti-dilutive effect on 1999 and 1998, respectively, and were, therefore, excluded from the computation of diluted EPS. These options had exercise prices ranging from $.22 to $.56

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS



     per share for 1999 and $.19 to $.56 per share for 1998. The convertible debentures also had an anti-dilutive effect on 1999 and 1998 and were, therefore, excluded from the computation of diluted EPS.

     WARRANTS  -  All  warrants   outstanding   at  December  31,  1998  expired
     unexercised during 1999. These warrants had an anti-dilutive effect on diluted EPS during 1998.

     STOCK OPTION PLANS - The Company has approved two stock option plans that authorize an aggregate of 5,500,000 shares for stock options that may be granted to directors, employees, and consultants. The plans permit the issuance of incentive and non-statutory options and provide for a minimum exercise price equal to 100% of the fair market value of the Company's common stock on the date of grant. The maximum term of options granted under the plans is 10 years and options granted to employees expire three months after the termination of employment. None of the options may be exercised during the first six months of the option term. No options may be granted after 10 years from the adoption date of each plan. The Incentive Stock Option Plan was adopted in 1991, and the Non-Qualified Stock Option Plan was adopted in 1994. Following is a summary of activity under these stock option plans for the years ended December 31, 1999 and 1998:

                                                    1999                             1998
                                          ---------------------------      --------------------------
                                                             Weighted                        Weighted
                                                              Average                         Average
                                            Number           Exercise        Number          Exercise
                                          of Shares           Price        of Shares           Price
                                          ---------          --------      ----------        --------


     Outstanding, beginning of year       4,137,736           $ .19        3,844,150            $.16

        Granted, including exchanges        296,750             .17          504,100             .37
        Expired                             (42,000)            .15           (7,000)            .18
        Exercised                          (210,000)           (.16)         (66,041)           (.14)
        Canceled                              -                   -         (137,473)           (.47)
                                          ---------                        ---------

     Outstanding, end of year             4,182,486           $ .20        4,137,736            $.19
                                          =========                        =========

     For all options granted during 1999 and 1998, the weighted average fair value was $.17 and $.30, respectively. At December 31, 1999, options for 3,625,237 shares were exercisable and options of the remaining options, 342,843, 181,434, and 32,972 shares will become exercisable in 2000, 2001, and 2002, respectively. If not previously exercised or forfeited, options outstanding at December 31, 1999, will expire as follows:

                                                                        Weighted
                                                                         Average
                                                        Number          Exercise
     Year Ending December 31,                         of Shares          Price
     ------------------------                         ---------         --------

             2000                                       134,800           $.15
             2001                                       865,765            .14
             2002                                     1,245,921            .14
             2003                                       381,500            .15
             2004                                       755,150            .30
             2005                                       502,600            .37
             2006                                       296,750            .17
                                                      ---------

                                                      4,182,486           $.20
                                                      =========

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS



     PRO FORMA STOCK-BASED COMPENSATION DISCLOSURES - The Company applies APB Opinion 25 and related interpretations in accounting for its stock options and warrants which are granted to employees. Accordingly, no compensation cost has been recognized for grants of options and warrants to employees since the exercise prices were not less than the market value of the Company's common stock on the grant dates. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and EPS would have been reduced to the pro forma amounts indicated below.

                                                                   Year Ended December 31,
                                                                   -----------------------
                                                                     1999           1998
                                                                   --------       --------

           Net income (loss) applicable to common shareholders:
              As reported                                          $132,255        $162,781
              Pro forma                                               9,664          32,981

           Net income (loss) per common shareholders:
              As reported - basic                                  $      -        $    .01
              As reported - diluted                                       -             .01
              Pro forma - basic and diluted                               -               -

     The fair value of each option granted in 1999 and 1998 was estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                   Options Granted During
                                                                   -----------------------
                                                                     1999           1998
                                                                   --------       --------
           Expected volatility                                     119.7%         125.4%
           Risk-free interest rate                                   5.5%           5.5%
           Expected dividends                                          -              -
           Expected terms (in years)                                 4.0            4.0


     OTHER - Preferred Stock may be issued in such series and preferences as determined by the Board of Directors.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS



8.   SIGNIFICANT  CONCENTRATION OF CREDIT RISK, MAJOR CUSTOMERS, AND OTHER RISKS
     ---------------------------------------------------------------------------
     AND UNCERTAINTIES:
     -----------------

     Sales to foreign customers and sales of military products for the years ended December 31, 1999 and 1998 were as follows (as a percentage of sales):

                                                    1999     1998
                                                    ----     ----

         Foreign customers                           53%      33%
         Military products sales                     29%      39%


     Sales to unaffiliated customers which represent 10% or more of the Company's sales for the years ended December 31, 1999 and 1998 were as follows (as a percentage of sales):


         Customer                                   1999     1998
         -----------                                ----     ----

            A                                        31%      15%
            B                                        13%      14%
            C                                         -       15%
            D                                         -       20%
            E                                        12%       -


     The  Company   frequently  sells  large  quantities  of  inventory  to  its customers. At December 31, 1999, the Company had gross trade receivables totaling $605,669 due from three customers.

     In 1999 and 1998, the Company purchased all of its wafers, based on 1.2 micron technology from a single supplier located in Singapore. Approximately 96% and 50% of the Company's sales for 1999 and 1998, respectively, were from finished units produced from these wafers. The Company had an agreement with this supplier to provide wafers through September 1998. This agreement has not been extended or terminated, however, this supplier still provides wafers to the Company. In 1999 and 1998, the Company also purchased finished units from ZMD for $22,480 and $1,715,867, respectively, and sales from these products accounted for approximately 4% and 50% of the Company's sales for 1999 and 1998, respectively. At December 31, 1999 and 1998, ZMD owned approximately 30% of the Company. Any disruptions in the Company's relationships with these suppliers could have an adverse impact on the Company's operating results. Assuming an alternate manufacturer of the Company's products could be procured, management believes there could be significant delays in manufacturing while the manufacturer incorporates the Company's products and processes.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS



9.   INCOME TAXES:
     -------------

     Under SFAS No. 109, deferred taxes result from temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The components of deferred taxes are as follows:


                                                             Deferred Tax
                                                           Assets (Liability)
                                                           ------------------
     Current:
        Allowance for doubtful accounts                      $      2,000
        Inventory reserve                                         106,000
        Accrued expenses                                          128,000
                                                             ------------
     Total                                                        236,000
     Valuation allowance                                         (236,000)
                                                             ------------
     Total current deferred tax                              $          -
                                                             ============

     Non-current:
        Property and equipment                               $     21,000
        Net operating losses                                    9,195,000
        R&D credit carryforward                                 1,312,000
        AMT credit                                                 70,000
                                                             ------------
     Net deferred tax asset before
      valuation allowance                                      10,598,000
     Valuation allowance                                      (10,598,000)
                                                             ------------
     Total non-current deferred tax asset                    $          -
                                                             ============


     The net current and non-current deferred tax assets have a 100% valuation allowance resulting from the inability to predict sufficient future taxable income to utilize the assets. The valuation allowance for 1999 decreased $219,000 and increased $253,000 in 1998.

     At December 31, 1999, the Company has approximately $25,000,000 available in net operating loss carryforwards which begin to expire from 2004 to 2010. A substantial portion of the net operating loss may be subject to 382 limitations.

     Total income tax expense for 1999 and 1998 differed from the amounts computed by applying the U.S. Federal statutory tax rates to pre-tax income as follows:

                                                                                1999              1998
                                                                              --------          ---------
     Statutory rate                                                            (34.0)%           (34.0)%
     State income taxes, net of Federal income tax benefit                      (3.3)%            (3.3)%
          Increase (reduction) in valuation allowance related to of net operating loss carryforwards and change in temporary
            differences                                                          37.3%             37.3%
                                                                               -------            ------
                                                                               $    -             $   -
                                                                               =======            ======


10.  SUBSEQUENT EVENTS (UNAUDITED):
     -----------------------------

     Subsequent to December 31, 1999, $1,500,000 of the convertible debt was converted into 7,692,308 shares of common stock of the Company at a conversion price of $.195 per share.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Capitalized terms used but not otherwise defined in Part II are used as defined in the prospectus contained in this registration statement.

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
---------------------------------------------------

     Article Six of our Articles of Incorporation requires the us to indemnify, to the fullest extent authorized by applicable law, any person who is or is threatened to be made a party to any civil, criminal, administrative, investigative, or other action or proceeding instituted or threatened by reason of the fact that he is or was our director or officer or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

     Article Five of our Articles of Incorporation provides that, to the fullest extent permitted by the Colorado Corporation Code, our directors shall not be liable to us or any of our shareholders for damages caused by a breach of a fiduciary duty by such director.

     The above discussion of the Company's Articles of Incorporation is intended to be only a summary and is qualified in its entirety by the full text.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
------------------------------------------------------

     The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby, all of which expenses, except for the Commission registration fee, are estimated:

     Securities and Exchange Commission registration fee..............   $1,820
     Legal fees and expenses..........................................    3,000
     Accounting fees..................................................    2,500
     Miscellaneous....................................................    2,500
                                                                         ------

            Total ....................................................   $9,820
                                                                         ======

     The above expenses will be borne by us.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES
-------------------------------------------------

     In June 1998, we sold $1,500,000 of 9% convertible debentures to Renaissance in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act. In February and March 2000 these debentures were converted into a total of 7,692,308 shares of common stock. The conversion was exempt from registration pursuant to Section 3(a) of the Securities Act.

ITEM 27.  EXHIBITS
------------------

3.1      Amended and Restated Articles of Incorporation.(2)
3.2      Amended and Restated Articles of Incorporation November 1997.(7)
3.3      Bylaws.(2)
4.1      1987-I Employee Restricted Stock Plan.(1)
4.2      Form  of   Restricted   Stock   Agreement   between   the  Company  and
         Participating Employees.(3)
4.3      Form of Common Stock Certificate.(3)
4.4      Simtek Corporation 1991 Stock Option Plan.(4)
4.5 Form of Incentive Stock Option Agreement between the Company and Eligible Employees.(4)
4.6      1994 Non-Qualified Stock Option Plan.(5)
4.7      Amendment to the 1994 Non-Qualified Stock Option Plan.(6)

5.1      Legality opinion of Holme Roberts & Owen LLP.
10.1 Form of Non-Competition and Non-Solicitation Agreement between the Company and certain of its employees.(3)
10.2 Form of Employee Invention and Patent Agreement between the Company and certain of its employees.(3)
10.3 Product License Development and Support Agreement between Simtek Corporation and Zentrum Mikroelektronik Dresden GmbH dated June 1, 1994(6)
10.4     Cooperation   Agreement   between   Simtek   Corporation   and  Zentrum
         Mikroelektronik Dresden GmbH dated September 14, 1995(7)
10.5 Manufacturing Agreement between Chartered Semiconductor Manufacturing, PTE, LTD. and Simtek Corporation dated September 16, 1992(7)
10.6 Employment agreement between the Simtek Corporation and Douglas M. Mitchell(8)
23.1     Consent of Independent Public Accountants - Hein & Associates LLP
23.2     The Consent of Holme Roberts & Owen LLP is included in Exhibit 5.1.
24.1     Power of Attorney
27       Financial Data Schedule

-----------------------
(1) Incorporated by reference to the Company's Amendment No.1 to Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on February 4, 1991.
(2) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 24, 1998.
(3) Incorporated by reference to the Company's Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on November 19, 1990.
(4) Incorporated by reference to the Company's Amendment No.2 to Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on March 4, 1991.
(5) Incorporated by reference to the Company's Form S-1 Registration Statement (Reg. No. 33-46225) filed with the Commission on March 6, 1992.
(6) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 25, 1995.
(7) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 27, 1996.
(8) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 12, 1999.


ITEM 28.  UNDERTAKINGS
----------------------
         Insofar as indemnification for liabilities arises under the Securities Act of 1993 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by a final adjudication of such issue.

The Registrant hereby undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, on this 24th day of March 2000.

                                  Simtek Corporation
                                  a Colorado corporation


                                  By: /S/Douglas M. Mitchell
                                     -------------------------------------
                                     Douglas M. Mitchell
                                     Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed by the following persons in the capacities on March 24, 2000.

SIGNATURE                           TITLE



  /S/DOUGLAS M. MITCHELL
---------------------------         Director, Chief Executive Officer, President
Douglas M. Mitchell                 and Chief Financial Officer (Acting)


  /S/ROBERT H. KEELEY
---------------------------         Director
Robert H. Keeley


  /S/JOHN HEIGHTLEY
----------------------------        Director
John Heightley



---------------------------         Director
Klaus Wiemer



---------------------------         Director
Harold Blomquist